TROUTMAN SANDERS LLP Attorneys at Law Troutman Sanders Building 1001 Haxall Point P.O. Box 1122 (23218-1122) Richmond, Virginia 23219 804.697.1200 telephone troutmansanders.com

March 24, 2017

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	Transgenomic, Inc.

Preliminary Merger Proxy Statement on Schedule 14A

Filed February 3, 2017
File No. 001-36439

Dear Mr. Mancuso:

On behalf of Transgenomic, Inc., a Delaware corporation, (the “Company”, “Transgenomic”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 2, 2017 (the “Comment Letter”), relating to the Company’s Preliminary Merger Proxy Statement on Schedule 14A originally filed with the Commission on February 3, 2017 (the “Preliminary Proxy Statement”).

In connection with this response to the Comment Letter, the Company intends to file an amendment to the Preliminary Proxy Statement (“Amendment No. 1”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Preliminary Proxy Statement. References herein to page numbers are to page numbers in the Preliminary Proxy Statement.

The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Also included in certain responses, for the convenience of the Staff, are excerpts of the revised disclosures marked to show changes from the Preliminary Proxy Statement as originally filed.

Atlanta   BEIJING    CHARLOTTE    Chicago    Hong Kong    New York    Orange County    Portland   RAleigh
Richmond    San Diego    San francisco    Shanghai    Tysons Corner    Virginia Beach    Washington, DC

U.S. Securities and Exchange Commission

March 24, 2017

Proxy Statement Cover Page

1.	Please provide us with an analysis as to the legal and factual basis for exemption from registration for each offering of securities in connection with the merger, the debt exchange, the private placement and the offering of the shares of common stock underlying the warrants issued by Transgenomic in 2016. Cite any authority on which you rely. Also provide us the information required by the last Instruction to Schedule 14A Item 10.

Response:

We acknowledge the Staff’s comment and Transgenomic will revise the Preliminary Proxy Statement on pages 14, 59, 75 and 82. We further advise the Staff that the issuance of common stock and preferred stock in the merger, the debt exchange, the private placement and upon exercise of the warrants are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) as follows:

•	Merger. The issuance of common stock and preferred stock to the members of Precipio in the merger is exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D and Regulation S promulgated thereunder. Precipio has represented that it has 27 members, 22 of whom are “accredited investors”, as defined in Regulation D, and 12 of whom are located outside of the United States.

•	Debt Exchange. The secured debt of Transgenomic is held by certain affiliates of Third Security, LLC (the “Lenders”) who collectively with their affiliates currently own approximately 31% of the outstanding shares of Transgenomic common stock. It is a condition to the merger that the Lenders agree to convert the outstanding secured debt into shares of common stock and preferred stock. The Lenders are all large institutional investors and the issuance of Transgenomic common stock and preferred stock upon conversion of the outstanding secured debt held by the Lenders will be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

•	Private Placement. The private placement of Transgenomic preferred stock will be made to accredited investors, most or all of which are large institutional investors. The issuance of Transgenomic preferred stock in the private placement will be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

U.S. Securities and Exchange Commission

March 24, 2017

•	Warrants. The Warrants were issued to affiliates of Third Security and Crede Capital Group, LLC or its affiliates (“Crede”) on January 8, 2016. Included in the Warrants issued to Crede was an Amended Warrant to purchase up to 1,161,972 shares of Transgenomic common stock. The issuance of the Warrants in 2016, and the subsequent issuance of Transgenomic common stock upon exercise or exchange of the Warrants thereafter, was exempt from registration under the Securities Act in reliance on Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder. Each investor represented that it was an “accredited investor,” as defined in Regulation D, and was acquiring the securities, as applicable, for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. Accordingly, the Warrants and the common stock issuable upon exercise or exchange of the Warrants were not registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws. On January 24, 2016, Transgenomic filed a registration statement on Form S-3 under the Securities Act, which registration statement was declared effective, registering for resale the shares of Transgenomic common stock issuable upon exercise or exchange of the Warrants.

Pursuant to the Merger Agreement, Transgenomic has agreed to file a resale shelf registration statement registering for the resale of the shares of New Precipio common stock to be issued in the merger. Pursuant to the terms of the New Precipio preferred stock, New Precipio will enter into an investor rights agreement with the holders of the New Precipio preferred stock. The investor rights agreement will give such parties rights with respect to the registration under the Securities Act of the shares of New Precipio preferred stock and New Precipio common stock issuable upon conversion of such New Precipio preferred stock. Currently, there is no agreement with respect to registration for resale with New Precipio common stock to be issued in connection with the conversion of the secured debt.

Transgenomic will revise page 14 of the Preliminary Proxy Statement as follows with corresponding changes on pages 59, 75 and 82:

Federal Securities Law Consequences; Resale Restrictions (see page [75])

The issuance of the shares of New Precipio common stock to be issued to unit holders of Precipio in connection with the merger, to holders of Transgenomic Series A-1 Convertible Preferred Stock upon conversion of such stock and to holders of Transgenomic outstanding secured debt upon conversion of such debt as well as the New Precipio preferred stock to be issued in the merger, and in the related private placement or pursuant to the conversion of outstanding debt of Transgenomic is exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D or Regulation S promulgated thereunder and such shares will be “restricted securities.” Those shares of New Precipio common stock and New Precipio preferred stock will not be registered under the Securities Act upon issuance and will not be freely transferable. Holders of such shares of New Precipio common stock and New Precipio preferred stock may not sell their respective shares unless the shares are registered under the Securities Act or an exemption is available under the Securities Act. In connection with the merger, as described in “The Merger Agreement – Covenants – Form S-3 Registration Statement,” Transgenomic has agreed to file promptly after the closing of the merger a resale “shelf” registration statement to register the shares of New Precipio common stock issued to common unit holders of New Precipio in the merger~~.~~ and shares of New Precipio common stock issuable upon conversion of New Precipio preferred stock issued to preferred unit holders of New Precipio in the merger. In addition, the investor rights agreement for the private placement of New Precipio preferred stock gives such parties rights with respect to the registration under the Securities Act of the shares of New Precipio common stock to be issued to such parties, including the shares that may be issued upon future conversion of the New Precipio preferred stock.

U.S. Securities and Exchange Commission

March 24, 2017

The issuance of the Warrants in 2016, and the subsequent issuance of Transgenomic common stock upon exercise or exchange of the Warrants thereafter, was exempt from registration under the Securities Act in reliance on Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder. On January 24, 2016, Transgenomic filed a registration statement on Form S-3 under the Securities Act, which registration statement was declared effective, registering for resale the shares of Transgenomic common stock issuable upon exercise or exchange of the Warrants.

2.	We note your disclosure on page 20 regarding an adjustment to the number of shares to be issued in the merger. We also note your disclosure on page 1 regarding the “approximate” number of shares to be issued in other transactions. In an appropriate section of your proxy statement, please disclose a sensitivity analysis demonstrating the effect on the merger consideration of a reasonable range of potential values for each variable that will determine such consideration, as well as the variables that will determine the actual number of shares to be issued in the other disclosed transactions.

Ensure that your disclosed sensitivity analysis presents intervals within the reasonable range of potential values that provide investors adequate information regarding the reasonable outcomes. Include in your disclosure an explanation of how you determined that the range selected for each variable is reasonable. On your proxy statement cover, disclose the reasonable range of the number of shares to be issued in each transaction, and the resulting percentage of the company that current common stockholders would own after the transactions. Also include on the cover (1) a representation that, if the actual amounts falls outside the disclosed range, you will resolicit shareholder votes, and (2) if true, disclosure that the your shareholders will not know at the time of the vote the number of shares you will issue in the transactions.

Response:

In response to the Staff’s comment, Transgenomic will delete the reference in the Preliminary Proxy Statement on page 20 regarding the adjustment of shares to be issued in the merger. The number of shares of New Precipio common stock and preferred stock to be issued in the merger, the debt exchange and the private placement is fixed except as described below. The number of shares of New Precipio common stock issuable upon conversion of the secured debt may increase as interest continues to accrue. Transgenomic will revise the disclosure to estimate the accrued interest as of the closing of the merger so that the number of shares of Transgenomic common stock that will be issued upon conversion of the secured debt at closing will not materially change from what is disclosed in Amendment No. 1.

U.S. Securities and Exchange Commission

March 24, 2017

Summary, page 7

3.	We note your statement in the first paragraph that the disclosure does not reflect a potential reverse split. Please clarify how the split would affect the transactions. For example, if you completed the split before the merger, would the merger consideration for each of the proposed transactions be adjusted to the same extent as the holdings of your current common stockholders?

Response:

In response to the Staff’s comment, Transgenomic will revise the disclosure on page 7 of the Preliminary Proxy Statement to clarify that the reverse stock split will affect all shares of New Precipio common stock and preferred stock to the same extent as the current outstanding shares of Transgenomic common stock, including all shares to be issued in the merger, the debt exchange, the private placement and upon exercise or exchange of the Warrants.

Transgenomic will revise page 7 of the Preliminary Proxy Statement as follows:

All share numbers and per share amounts provided in this proxy statement do not take into account the proposed reverse stock split at a ratio of between one to ten and one to thirty approved by the Transgenomic stockholders on October 31, 2016. Once the reverse stock split has become effective, it will apply equally to all outstanding shares of Transgenomic common stock and preferred stock as well as all shares of New Precipio common stock and preferred stock to be issued in the merger, the conversion of the secured debt and the private placement such that it will have no effect on the relative ownership of such shares before or after the reverse stock split. The reverse stock split must be effective prior to the completion of the merger, the conversion of the secured debt and the private placement in order for New Precipio to have sufficient authorized shares to complete such issuances.

The Issuance of Common Stock, page 10

4.	Please tell us with which of your periodic reports you have filed a complete copy of your Certificate of Incorporation reflecting that you are authorized to issue the number of shares mentioned in this bullet point. In this regard, note that Regulation S-K Item 601(b)(3) requires that your next Securities Act registration statement or periodic report after a charter amendment include a complete copy of your Certificate of Incorporation, as amended, without requiring investors to piece together your charter from multiple other filings.

U.S. Securities and Exchange Commission

March 24, 2017

Response:

We acknowledge the Staff’s comment and note that Transgenomic intends to file the Amended and Restated Certificate of Incorporation of Transgenomic as an exhibit to its Form 10-K for the year ended December 31, 2016. Upon effectiveness of the reverse stock split, Transgenomic will have enough authorized shares of Transgenomic common stock and preferred stock to complete the merger, the debt exchange and the private placement. Transgenomic will revise the disclosure set forth on page 17 of the Preliminary Proxy Statement to explain that the effectiveness of the reverse split is necessary prior to the issuance of New Precipio common stock and preferred stock in connection with the merger, the debt exchange and the private placement.

Transgenomic will revise page 7 of the Preliminary Proxy Statement as follows:

The reverse stock split must be effective prior to the completion of the merger, the conversion of the secured debt and the private placement in order for New Precipio to have sufficient authorized shares to complete such issuances.

Cautionary Statement, page 23

5.	Because the safe harbor that you cite in the last sentence of this section is not available to penny stock issuers, please provide us your analysis of how the safe harbor is available to you.

Response:

Transgenomic will delete the reference to the safe harbor on page 23 of the Preliminary Proxy Statement.

Proposal No. 1, page 24

6.	The approval sought in Proposal 1 regarding the merger issuance, debt conversion, and private placement appears to involve three separate matters. Please present each matter as a separate proposal as required by Exchange Act Rule 14a-4(a)(3).

Response:

We acknowledge the Staff’s comment and Transgenomic will revise the disclosure in Amendment No. 1 to provide separate proposals for the merger issuance, the debt conversion and the private placement, all of which are a condition to completion of the merger and the other transactions.

Transgenomic will revise Notice of the Special Meeting in the Preliminary Proxy Statement as follows with appropriate change throughout the Preliminary Proxy Statement:

Proposal No. 1:   To approve the issuance of 160,585,422 shares of common stock, par value $0.01 per share, as well as 24,087,813 shares of senior convertible preferred stock to be issued, pursuant to the Merger Agreement, dated as of October 12, 2016 and amended as of February 2, 2017, by and among Transgenomic, New Haven Labs Inc., which is a wholly owned subsidiary of Transgenomic, and Precipio Diagnostics, LLC (“Precipio”), the issuance of 24,087,813 ~~shares of senior convertible preferred stock and approximately 9.8 million shares of common stock to be issued in a related private placement in exchange for certain indebtedness of Transgenomic, the issuance of 56,204,898 shares of senior convertible preferred stock to be issued to investors in a related private placement, the issuance of 104,380,525~~ shares of common stock issuable upon conversion of ~~the~~such senior convertible preferred stock and the resulting “change of control” of Transgenomic.

U.S. Securities and Exchange Commission

March 24, 2017

Proposal No. 2:    To approve the issuance of 24,087,813 shares of senior convertible preferred stock and approximately [9.8] million shares of common stock to holders of certain secured indebtedness of Transgenomic in exchange for such indebtedness and the issuance of 24,087,813 shares of common stock issuable upon conversion of such senior convertible preferred stock.

Proposal No. 3:    To approve the issuance of 56,204,898 shares of senior convertible preferred stock to be issued to investors in a related private placement and the issuance of 56,204,898 shares of common stock issuable upon conversion of such senior convertible preferred stock.

Proposal No. 4:    To approve the issuance of 3.0 million shares of Transgenomic common stock upon exercise or exchange of certain outstanding warrants.

Proposal No. ~~3~~5:    To approve the Transgenomic, Inc. 2017 Stock Option and Incentive Plan.

Proposal No. ~~4~~6:   To approve, on a non-binding, advisory basis, payment by Transgenomic of certain compensation to Transgenomic’s named executive officers that is based on or otherwise relates to the merger.

Proposal No. ~~5~~7: To approve a proposal to adjourn the special meeting of Transgenomic stockholders, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting of Transgenomic stockholders to approve the other proposals.

Background of the Transaction, page 29

7.	Please enhance the disclosure in this section to provide your shareholders with a clear understanding of how, when and why the material terms of the merger evolved over the course of the negotiations, including the percentage of New Precipio, or number of shares, that the Transgenomic and Precipio shareholders would own upon completion of the merger, the terms of the preferred stock to be issued by New Precipio, the terms of the debt exchange and the terms of the private placement.

Response:

We acknowledge the Staff’s comment and Transgenomic will add additional disclosure on pages 30-35 of the Preliminary Proxy Statement to further describe the negotiation of the terms of the merger and the related transactions.

Transgenomic will amend the Background of the Transaction section on pages 30-35 in the Preliminary Proxy Statement as set forth on Exhibit A attached hereto.

U.S. Securities and Exchange Commission

March 24, 2017

8.	Please tell us the date and terms of your transaction with LifeLabs. Also tell us the effect is has on your analysis of the terms of the merger and whether the fairness opinion regarding the merger consideration continues to be relevant given this development.

Response:

Transgenomic signed a non-exclusive licensing agreement with LifeLabs on January 3, 2017 (the “LifeLabs Agreement”), pursuant to which, LifeLabs may purchase ICE COLD PCR (ICP) test kits from Transgenomic in Canada for application on cancer patient samples. Because of the size of the Canadian market for Cancer testing in patients, the LifeLabs Agreement could result in material revenues for Transgenomic over time. However, such revenues would take years to develop, and the LifeLabs Agreement does not provide for any guaranteed revenues, upfront payments or milestones. Additionally, given the non-exclusivity of the LifeLabs Agreement, LifeLabs is not restricted to Transgenomic’s products for the testing of cancer patient samples.

Transgenomic views the LifeLabs Agreement as further commercialization and value generation of ICE COLD PCR (ICP), the value of which has already been captured in the revenue projections in the valuation model created by Craig-Hallum in connection with the issuance of its fairness opinion. Accordingly, Transgenomic does not believe its entry into the LifeLabs Agreement impacts its analysis of the terms of the Merger Agreement or the relevance of the fairness opinion.

Opinion of Craig-Hallum Capital Group LLC, page 38

9.	Please provide us with copies of any written materials prepared by Craig-Hallum and provided to the issuer in connection with the fairness opinion. Include, for example, any “board books,” drafts of fairness opinions provided to Transgenomic’s board, and any summaries of presentations made to Transgenomic’s board.

Response:

Transgenomic is supplementally furnishing the Staff with copies of any written materials prepared by Craig-Hallum and provided to the issuer in connection with the fairness opinion on a confidential basis.

10.	Your disclosure in the first paragraph on page 48 appears to suggest that the financial advisor’s opinion does not reflect the effect of the 2017 amendments to the merger agreement. If so, please tell us why you believe it is appropriate to present in your proxy statement disclosure of opinion without equally prominent and clear disclosure that it does not reflect these amendments, and an explanation of the extent to which the amendments affect the relevant analyses underlying the opinion. Also, please tell us the effect on the advisor’s analyses of the assumed “Liabilities” mentioned in the last paragraph on page 47 and the extent that the assumed amounts differ from actual amounts.

U.S. Securities and Exchange Commission

March 24, 2017

Response:

Transgenomic acknowledges that the financial advisor’s opinion does not reflect the effect of the amendment to the Merger Agreement. The Merger Agreement provided for a formula that set the applicable exchange ratio based on the relative outstanding liabilities of Transgenomic and Precipio as of the closing of the merger. Using the formula set forth in the Merger Agreement, the parties agreed to set the exchange ratio based on the projected relative liabilities of the parties as of the expected closing date. Because the implied exchange ratio set forth in the amendment to the Merger Agreement is lower than the exchange ratio that Craig-Hallum opined on in its fairness opinion and the number of shares of New Precipio common stock to be issued to the Precipio unit holders is lower, Transgenomic determined that it did not need to obtain an updated fairness opinion and its stockholders should be able to rely on Craig-Hallum’s fairness opinion. Further, the number of shares of New Precipio common stock to be issued to the Precipio unit holders is fixed pursuant to the amendment to the Merger Agreement. Transgenomic will revise the disclosure on pages 35 and 63 in the Preliminary Proxy Statement to clarify that the new exchange ratio is lower than the exchange ratio set forth in Craig-Hallum’s opinion.

The exchange ratio set forth in Craig-Hallum’s opinion was calculated using the formula set forth in the Merger Agreement and the assumed “Liabilities” of $8 million for Transgenomic (projected by Transgenomic to be outstanding at closing as of the date of Craig-Hallum’s opinion) and $1.2 million for Precipio (projected by Precipio to be outstanding at closing as of the date of Craig-Hallum’s opinion). Craig-Hallum utilized the enterprise values of Transgenomic and Precipio as the basis for each comparative analysis presented in connection with rendering its opinion. The enterprise value, which is the equivalent of an equity value with no net debt, was deemed by Craig-Hallum to be a conservative metric for purposes of presenting its analyses. When presented on an equity value basis, the assumed “Liabilities” are factored in to each analysis for Transgenomic and the overall valuation of Transgenomic decreased by the outstanding net debt amount of an assumed $7.7 million (“Liabilities” of $8.0 million offset by $0.3 of cash projected to be outstanding at closing) such that Transgenomic’s implied equity value was negative for certain of the valuation metrics considered by Craig-Hallum in rendering its opinion. In contrast, when the assumed “Liabilities” are factored in to each analysis for Precipio, the overall valuation of Precipio decreased by the outstanding net debt amount of an assumed approximately $1.1 million (“Liabilities” of $1.2 million offset by $0.1 of cash projected to be outstanding at closing) such that Precipio’s implied equity value decreased a relatively small amount for the valuation metrics considered by Craig-Hallum in rendering its opinion. Transgenomic will revise the disclosure on pages 35 and 63 in the Preliminary Proxy Statement relating to Craig-Hallum’s opinion to further quantify the impact of the assumed “Liabilities” on its analyses.

U.S. Securities and Exchange Commission

March 24, 2017

Trangenomic’s actual “Liabilities” as of December 31, 2016 were approximately $12 million, or approximately $4 million greater than the $8 million assumed “Liabilities” used by Craig-Hallum in rendering its opinion. This means that the implied equity value of Transgenomic was a greater negative value than the value determined by Craig-Hallum in rendering its opinion.

11.	We note your reference to common stock and warrant ownership in the first full paragraph on page 49. Please quantify the amount of securities owned and the exercise price of the warrants. Also clarify whether the warrants are the subject of proposal 2.

Response:

We acknowledge the Staff’s comment and Transgenomic will add additional disclosure on page 49 in the Preliminary Proxy Statement regarding the amount of securities owned by Craig-Hallum and its professionals and affiliates, including the exercise price of the warrants. None of the warrants held by Craig-Hallum or its professionals or affiliates are subject to the approval of the Transgenomic stockholders pursuant to “Proposal No. 2 – Approval of the Issuance of Transgenomic, Inc. Common Stock upon Exercise or Exchange of the Warrants” contained in the Preliminary Proxy Statement.

Transgenomic will revise page 49 of the Preliminary Proxy Statement as follows:

As of October 12, 2016, Craig-Hallum held an unsecured convertible note of Transgenomic with a principal value of approximately $46,250, warrants to acquire 107,033 shares of Transgenomic common stock with an exercise price of $1.66 per share and warrants to acquire 107,527 shares of Transgenomic common stock with an exercise price of $1.21 per share. On January 13, 2017, the $46,250 convertible note held by Craig-Hallum was converted into 43,129 shares of Transgenomic common stock at an exercise price of $1.21 per share. In addition, one of Craig-Hallum’s investment banking professionals (who is not a member of Craig-Hallum’s Fairness Opinion Committee) holds unsecured debt of Transgenomic with a principal value of approximately $~~100,000. This individual and other Craig-Hallum professionals hold shares of Transgenomic common stock and warrants to purchase Transgenomic common stock.~~ 100,000, 77,770 shares of Transgenomic common stock, warrants to acquire 15,385 shares of Transgenomic common stock with an exercise price of $4.00 per share and warrants to acquire 15,400 shares of Transgenomic common stock with an exercise price of $1.66 per share. On January 13, 2017, the $100,000 convertible note was converted into 93,252 shares of Transgenomic common stock at an exercise price of $1.21 per share. As of October 12, 2016, other professionals and affiliates of Craig-Hallum, individually and through retirement accounts, held 126,432 shares of Transgenomic common stock, warrants to acquire 95,947 shares of Transgenomic common stock with an exercise price of $4.23 per share, which warrants expired in February 2017, warrants to acquire 107,695 shares of Transgenomic common stock with an exercise price of $4.00 per share and warrants to acquire 54,780 shares of Transgenomic common stock with an exercise price of $2.24 per share. None of the warrants held by Craig-Hallum or its professionals or affiliates are subject to the approval of the Transgenomic stockholders pursuant to “Proposal No. 2 – Approval of the Issuance of Transgenomic, Inc. Common Stock upon Exercise or Exchange of the Warrants” contained in this proxy statement. Except as noted in the succeeding sentence, Craig-Hallum had not received fees or other compensation from Transgenomic or Precipio in the past two years prior to the issuance of its opinion.

U.S. Securities and Exchange Commission

March 24, 2017

Summary of Financial Analyses, page 39

12.	For each financial analysis presented in this section, provide more detailed disclosure as to how each analysis supported the opinion that the exchange ratio is fair, from a financial point of view, to the holders of Transgenomic common stock. Include in your revisions clarification of how the information in the last table on page 46 ties to the numbers in the previous tables, why the analysis in that table on page 46 was based on the 25th percentile for one company and the 75th percentile for the other company, and why the “Exchange Ratio” in that table is presented at the 75th percentile.

Response:

In response to the Staff’s comment, Transgenomic will add more detailed disclosure in the Preliminary Proxy Statement as to how each analysis supported the opinion that the exchange ratio is fair, from a financial view, to the holders of Transgenomic common stock, including but not limited to (i) a discussion of the relative contribution analysis completed by Craig-Hallum, which was based on gross profit and revenue; (ii) an update to the implied relative contribution table calculated using implied equity values and to include median information; and (iii) an expanded summary of Craig-Hallum’s findings under the section entitled “Support of the Opinion.”

Transgenomic will further revise the disclosure to clarify how the information in the implied relative contribution table on page 46 ties to the numbers in the previous tables and updated the footnotes thereto relating to the 25th and 75th percentile information.

Transgenomic will also revise the label “Exchange Ratio” in the implied relative contribution table on page 46 to “Ownership % Implied by Exchange Ratio.” The percentage amount under the 75th percentile was misaligned due to a formatting error and is now properly centered in the table.

Transgenomic will revise the disclosure on pages 40-47 of the Preliminary Proxy Statement with respect to the Opinion of Craig-Hallum as set forth on Exhibit B attached hereto.

U.S. Securities and Exchange Commission

March 24, 2017

Comparable Public Company Analysis of Transgenomic, page 41

13.	Please disclose why your financial advisor used a different list of comparable public companies for this analysis as compared to the list of companies used on page 40 for the historical trading analyses.

Response:

Craig-Hallum used a different list of comparable public companies for these two analyses because the analysis on page 41 used a very focused list of companies deemed comparable for valuation purposes while the historical trading analyses used a list of companies that as a group had a broader business scope that Craig-Hallum deemed appropriate to compare to Transgenomic and the broader stock market indices for stock sentiment purposes. More specifically, for the Comparable Public Company Analysis of Transgenomic on page 41, Craig-Hallum selected a group of companies with business models focused on technologies designed to improve diagnostic testing effectiveness and with financial profiles deemed comparable to Transgenomic for valuation purposes. For the Transgenomic Historical Trading Analysis on page 40, Craig-Hallum used comparable companies in the molecular diagnostic space that as a group represent a broader product and service scope while also being deemed by Craig-Hallum to be comparable to Transgenomic for the historical trading analyses.

Certain Financial Information, page 49

14.	Please disclose the information mentioned in the fifth bullet point on page 39.

Response:

Transgenomic will add additional disclosure on page 46 of the Preliminary Proxy Statement relating to the information mentioned in the fifth bullet point on page 39 as set forth on Exhibit B attached hereto.

Interests, page 51

15.	We note the table on page 52 regarding payments to Mr. Kinnon. Please provide us your analysis of whether Regulation S-K Item 402(t) requires disclosure of payments to officers of Precipio.

Response:

In response to the Staff’s comment, Transgenomic notes that Item 402(t) of Regulation S-K requires disclosure for each “named executive officer” of the acquiring company and the target company. Instruction 1 to Item 402(t) indicates that disclosure is required with respect to those executive officers for whom disclosure was required in the issuer’s most recent filing with the Commission as required under the Securities Act or the Exchange Act that required disclosure pursuant to Item 402(c). As a private company, Precipio is not an issuer/registrant and, accordingly, does not have any named executive officers for whom disclosure would be required.

U.S. Securities and Exchange Commission

March 24, 2017

The Merger Agreement, page 63

16.	Please provide us a copy of the schedules and exhibits to the merger agreement.

Response:

Transgenomic is supplementally furnishing the Staff with copies of the schedules and exhibits to the Merger Agreement on a confidential basis.

17.	We note the statement on page F-40 that the representations, warranties and covenants in the merger agreement are made only for the merger agreement and are solely for the benefit of the parties. Please remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response:

We acknowledge the Staff’s comment and Transgenomic will modify the language on pages 63 and F-40 in the Preliminary Proxy Statement.

In addition, we confirm that the description of the Merger Agreement in the Preliminary Proxy Statement is intended to constitute disclosure under the federal securities laws describing the terms and conditions of the transactions contemplated by the Merger Agreement and the allocation of rights and responsibilities as between the parties to the Merger Agreement.

Transgenomic will revise page 63 and F40 of the Preliminary Proxy Statement as follows:

The description of the Merger Agreement in this proxy statement has been included to provide you with information regarding its terms, and we recommend that you read carefully the Merger Agreement in its entirety. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the transaction, we do not intend for its text to be a source of business or operational information about Transgenomic or Precipio. That kind of information can be found elsewhere in this proxy statement and in the documents incorporated herein by reference. The Merger Agreement contains representations and warranties of the parties as of specific dates and may have been used for the purposes of allocating risk between the parties other than establishing matters as facts. Those representations and warranties are qualified in several important respects, which you should consider as you read them in the Merger Agreement, including qualification by the disclosure schedules to the Merger Agreement (any qualification contained in such disclosure schedules that is material has been disclosed herein or if such a qualification becomes material after the date hereof, will be disclosed in a supplement to this proxy statement) and contractual standards of materiality that may be different from what may be viewed as material to stockholders. Only the parties themselves may enforce and rely on the terms of the Merger Agreement. As stockholders, you are not third party beneficiaries of the Merger Agreement and therefore may not directly enforce or rely upon its terms and conditions and you should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of Transgenomic or Precipio or any of their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement and subsequently developed or new information qualifying a representation or warranty may ~~have been included in this proxy statement~~not be fully reflected in Transgenomic’s public disclosures if such updates are not required by law or are not necessary to provide Transgenomic’s stockholders with a materially complete understanding of the Merger Agreement and transactions contemplated thereby.

U.S. Securities and Exchange Commission

March 24, 2017

18.	We note the statement on page 63 that subsequently developed or new information “may” have been included in this proxy statement” and the statement on page F-40 that subsequent information “may or may not be fully reflected in public disclosures.” We also note the statement on page F-40 that representations, warranties and covenants in the merger agreement may be subject to qualifications and limitations agreed upon by the parties, including by confidential disclosures. Please be advised that, notwithstanding the inclusion of general disclaimers, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

Response:

We acknowledge the Staff’s comment and confirm on behalf of Transgenomic that it understands that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Preliminary Proxy Statement not misleading and currently does not believe any additional specific disclosures are required.

Fees and Expenses, page 75

19.	Please quantify the fees and expenses and the monthly consulting and break-up fee that New Precipio may be required to pay to BV Advisory Partners, LLC. Please also disclose what services BV Advisory will be providing in exchange for the monthly consulting fees.

Response:

Transgenomic will add additional disclosure on page 75 of the Preliminary Proxy Statement regarding the fees to be paid to BV Advisory Partners, LLC and the services to be provided to New Precipio as follows:

Fees and Expenses

Pursuant to that certain engagement letter by and between Precipio and BV Partners, dated as of September 17, 2015 (as amended, the “BV Letter”), and that certain term sheet by and between Precipio and BV Partners, dated as of October 12, 2016 (the “BV Term Sheet” and together with the BV Letter, the “BV Agreements”), Precipio engaged BV to serve as its strategic advisor in connection with a merger or alternative transaction and BV agreed to purchase shares of New Precipio preferred stock. New Precipio will be required to pay certain fees and expenses (out-of-pocket costs, such as travel) under the BV Term Sheet, including (i) a monthly consulting fee for monitoring day-to-day business needs and rendering professional advice to include business development activities and to help with strategic partnerships, product licensing and joint ventures for growth opportunities in domestic and international markets, of $10,000 per month for the first six after the closing of the merger and investment and thereafter any time the New Precipio preferred stock is in default, and (ii) a break-up fee equal to 50% of the closing fee, which is equal to 2% of the purchase price of the New Precipio preferred stock, paid in four equal installments over six months in the event the merger is not consummated. In addition, pursuant to the BV Letter, in the event BV Partners is prepared to invest in New Precipio preferred stock and New Precipio decides not to take BV Partner’s investment, BV Partners is also entitled to a transaction fee equal to 4.15% of the funding amount, in addition to a closing fee equal to 2% of the purchase price of the New Precipio preferred stock for fees and expenses in connection with the transaction. For the avoidance of doubt, BV Partners is receiving certain fees under the BV Agreements solely in relationship to Strategic Advisory, Business Development and Consulting Services work in accordance with the proposed Transaction, and no such fees are being paid in connection with any capital raises or securities offerings of Transgenomic.

U.S. Securities and Exchange Commission

March 24, 2017

General, page 76

20.	Please tell us (1) which “certain significant Transgenomic security holders” signed the voting agreements relating to 31.84% of your voting interests and (2) how those votes were solicited. We note your disclosure on page 27 that directors and executive officers own approximately 1.6% of your voting interests.

Response:

Transgenomic will modify the language on page 76 of the Preliminary Proxy Statement to identify the parties to the Voting Agreement and how such votes were solicited as follows:

General

On October 12, 2016, Transgenomic, Precipio, all of the executive officers and directors of Transgenomic and certain ~~significant Transgenomic security holders~~affiliates of Third Security, LLC (“Third Security Investors”) entered into the Transgenomic Voting Agreement. Collectively, the voting interests held by these holders represent approximately 31.84 % of Transgenomic’s voting interests as of October 12, 2016. Third Security Investors own approximately 30% of Transgenomic’s voting interests as of October 12, 2016 and also held all of the outstanding secured debt. As such, Precipio required that Third Security Investors execute the Transgenomic Voting Agreement and support the merger. Third Security Investors were involved in the negotiation of the merger and the related transaction. In this description, these individuals and entities are referred to collectively as the “Supporting Stockholders” and to each individually as a “Supporting Stockholder.”

Lock-up Agreements, page 79

21.	Please disclose the number of securities subject to the lock-up. Also clarify the obligations under the transfer restrictions and standstill restrictions mentioned on page 75, and the number of securities subject to those restrictions.

Response:

Transgenomic will add additional disclosure on page 79 of the Preliminary Proxy Statement regarding the securities subject to the Lock-Up Agreements. In addition, Transgenomic will add additional disclosures on page 75 of the Preliminary Proxy Statement to clarify the obligations under the transfer and standstill restrictions for the New Precipio preferred stock.

U.S. Securities and Exchange Commission

March 24, 2017

Proposal 2, page 81

22.	Please show us how you reconcile the number of shares mentioned in the “Placement Warrants” and “Amended Warrant” sections of this proposal with (1) the numbers mentioned in the “Crede Warrants and “Third Security Investors Warrant” sections of this proposal, and (2) the 3,000,000 shares subject to this proposal. Ensure that your disclosure clearly includes the date the warrants were issued, the exercise price, and a description of the transaction in which you issued the warrants, including the consideration you received for each relevant warrant.

Response:

Transgenomic will add additional disclosure on page 81 of the Preliminary Proxy Statement reconciling the number of shares mentioned in the “Placement Warrants” and “Amended Warrant” sections of this proposal with (1) the numbers mentioned in the “Crede Warrants” and “Third Security Investors Warrant” sections of Proposal 2, and (2) the 3,000,000 shares subject to this Proposal. Transgenomic will also include additional disclosure regarding the date the Warrants were issued, the exercise price, and a description of the transactions in which the Warrants were issued, including the consideration received for each relevant Warrant.

Transgenomic will revise page 81 of the Preliminary Proxy Statement as follows:

~~In~~On January 6, 2016, Transgenomic ~~issued warrants to~~entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Crede and Third Security Investors ~~to purchase~~, pursuant to which, on January 8, 2016, Transgenomic sold an aggregate of approximately $2.2 million of units (the “Units”) consisting of (1) an aggregate of 2,365,243 shares of Transgenomic’s Series A-1 Convertible Preferred Stock, and (2) the warrants to purchase up to an aggregate of 1,773,929 shares of Transgenomic common stock (the “Placement Warrants”). Each Unit was sold at a purchase price of $0.93 per Unit. The shares of Series A-1 Convertible Preferred Stock are convertible into shares of Transgenomic common stock at an initial rate of 1-for-1, which conversion rate is subject to further adjustment. The holders of the A-1 Preferred Shares are generally entitled to that number of votes as is equal to the product obtained by multiplying: (a) the number of whole shares of Transgenomic common stock into which the shares of Series A-1 Convertible Preferred Stock may be converted as of the record date of such vote or consent, by (b) 0.93, rounded down to the nearest whole number. Therefore, every 1.075269 shares of A-1 Preferred will generally initially be entitled to one vote.

On January 8, 2016, Transgenomic issued Placement Warrants to Crede to purchase an aggregate of 1,612,903 shares of Transgenomic common stock and Third Security Investors to purchase an aggregate of 161,026 shares of Transgenomic common stock.

The current Exchange Amount for the Crede Placement Warrants is approximately $500,000 based on the current Black-Scholes calculation. Using the minimum Exchange Price of $0.50 per share, then Crede would be entitled to an additional 1,000,000 shares of Transgenomic common stock upon exchange of the Crede Placement Warrants for an aggregate of 2,612,903 shares of Transgenomic common stock. Based on the same calculations, the current Exchange Amount for the Third Security Investors Placement Warrants is approximately $200,000. Using the minimum Exchange Price of $0.50 per share, then Third Security Investors would be entitled to an additional 99,836 shares of Transgenomic common stock upon exchange of the Crede Placement Warrants for an aggregate of 260,862 shares of Transgenomic common stock.

U.S. Securities and Exchange Commission

March 24, 2017

The current Exchange Amount for the Amended Warrant is approximately $950,000 based on the current Black-Scholes calculation. Using the minimum Exchange Price of $0.50 per share, then Crede would be entitled to an additional 738,028 shares of Transgenomic common stock upon exchange of the Amended Warrant for an aggregate of 1,900,000 shares of Transgenomic common stock.

23.	Please disclose the amount of cash that you would be obligated to issue if you do not receive the required approval. Also tell us (1) what is the current “Exchange Price” and the amount required to be paid under the “0.50” cash payment provisions of the warrants, and (2) which exhibits to which of your filings include the warrants.

Response:

Transgenomic will add additional disclosure on page 81 of the Preliminary Proxy Statement regarding the amount of cash that it would be obligated to issue if it does not receive the required stockholder approval. The Transgenomic common stock is currently trading at $0.60 per share which is higher than the $0.50 threshold. As long as the Transgenomic common stock trades at or above $0.50 per share, Transgenomic would not be required to pay any additional cash upon exercise of the warrants.

Transgenomic will revise page 81 of the Preliminary Proxy Statement as follows:

In the event that the Required Approvals have not been obtained at the time of the exchange of the Placement Warrants, then Transgenomic would be required to pay to Crede $500,000 and Third Security Investors approximately $200,000.

In the event that the Required Approvals have not been obtained at the time of the exchange of the Amended Warrant, then Transgenomic would be required to pay to Crede $950,000.

Summary Compensation Table, page 90

24.	We note the 2016 option amendment mentioned on page 92. Please include in your Summary Compensation Table the information required by Instruction 2 to Regulation S-K Item 402(n)(2)(v) and (n)(2)(vi). Also, please provide us your analysis of the authority supporting your omission from the first table on page 96 the information mentioned in note (1) to that table.

Response:

Transgenomic will revise the disclosure in the Summary Compensation Table on page 90 of the Preliminary Proxy Statement to include the information required by Instruction 2 to Regulation S-K Item 402(n)(2)(v) and (n)(2)(vi) and the first table on page 96 to include the information mentioned in note (1) to that table.

U.S. Securities and Exchange Commission

March 24, 2017

Precipio Business Description, page 99

25.	Please clarify the nature of Precipio’s platform. For example, does the platform include software or hardware? What does the platform do? Has it received FDA clearance? How is the intellectual property protected? Are the Yale School of Medicine “academic experts” your employees? What activities occur at the international locations mentioned on the Precipio website?

Response:

In response to the Staff’s comment, Transgenomic will modify the language in the Preliminary Proxy Statement on page 99 to clarify the nature of Precipio’s platform with respect to its components, function, information regarding academic experts and international sales and distribution partners. In addition, Transgenomic notes that because the Precipio platform does not provide any treatment or recommendations, it does not require FDA approval. Further, while Precipio has not registered patents related to the platform itself, Precipio has implemented strategies to ensure intellectual property protection for its technology, including the use of non-disclosure agreements.

Transgenomic will revise page 99 of the Preliminary Proxy Statement as follows:

PRECIPIO BUSINESS DESCRIPTION

Precipio is a cancer diagnostics company providing diagnostic services to the oncology market. Precipio operates a cancer diagnostic laboratory located in New Haven, Connecticut and collaborates with Yale School of Medicine to provide a high standard of cancer diagnostics that is delivered to patients. It has built and continues to develop a web-based virtual software platform that successfully translates its expertise into a commercial setting. The platform is intended to connect patients, physicians, and diagnostic experts residing within academic institutions. Expected to launch in 2017, the platform will facilitate the following relationships:

•	Patients: Patients may search for physicians in their area and consult directly with academic experts that are on the platform, The platform may also allow for patient-to-patient communications and allow individuals to shares stories and provide support for one another.

•	Physicians: Physicians can connect with academic experts to seek consultations on behalf of their patients, and may also provide consultations for patients in their area seeking medical expertise in that physician’s relevant specialty. Physicians will likely also be able to consult with their peers to discuss and share challenges and solutions.

•	Academic Experts: Academic experts on the platform can make themselves available for patients or physicians to seek access to their expertise. These experts may also be able to interact with others in academia on the platform to discuss their research and cross-collaborate.

Precipio has partnered with ~~premier academic institutions~~Yale School of Medicine to capture the expertise, experience and technologies developed within academia, and ~~utilize them~~utilizes such institutions to solve the growing problem of ~~misdiagnosis. It has built a platform that successfully translates that expertise into a commercial setting, enabling Precipio to provide the highest~~cancer misdiagnosis. By obtaining over three thousand (3,000) patient specimens, all of which have been diagnosed by academic pathologists, Precipio has been able to achieve a superior level of diagnostic accuracy within clinical services to the oncology market.

U.S. Securities and Exchange Commission

March 24, 2017

Precipio is building ~~a nationwide~~an international sales team that offers its services to oncologists and hospitals around the country. Specimens are shipped to its laboratory in New Haven, Connecticut where they are processed and diagnosed by academic experts at Yale School of Medicine that act as consultants to the company; the end product is a pathology report which guides its customers, oncologists, as to the nature of their patients’ disease and helps them determine how best to care for their ~~patient~~patients.

26.	Please provide us support for your statement on page 99 that Precipio can provide “the highest level of diagnostic accuracy” and for the statement on page 101 regarding industry leadership.

Response:

In response to the Staff’s comment, Transgenomic will revise the disclosure on page 101 of the Preliminary Proxy Statement to provide support for the statement regarding industry leadership as follows:

We have built a platform that successfully translates that expertise into a commercial setting, enabling us to provide ~~the highest~~a superior level of diagnostic accuracy within clinical services to the oncology market.

Precipio Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 100

27.	Please revise to include your management’s discussion and analysis of financial condition and results of operations for your fiscal years ended December 31, 2015 and December 31, 2014. Refer to Item 303(a) of Regulation S-X and Instruction 1 thereto.

Response:

We acknowledge the Staff’s comment and Transgenomic will modify the language in the Preliminary Proxy Statement on page 100 pursuant to Item 303(a) of Regulation S-X.

28.	On page 101 you disclose that revenues increased in the nine months ended September 30, 2016 due to the number of cases processed. It appears that revenues may be impacted by both volume and price changes. To the extent that you have material increases in net revenues, please provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume of the amount of services being sold. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

For all diagnostic cases performed by Precipio (regardless of the payer), Net Revenue is recorded at the prevailing reimbursement rates established by the Centers for Medicare and Medicaid, adjusted for a general allowance established by Precipio for collectability. Precipio processed 1,016 cases during the nine months ended September 30, 2016 as compared to 812 cases during the nine months ended September 30, 2015. This increase in cases processed resulted in an increase in revenue of approximately $450,000. Respectfully, we believe that we have adequately described the reason for the net revenues increase in accordance with Item 303(a) of Regulation S-K and Instruction 1 thereto.

U.S. Securities and Exchange Commission

March 24, 2017

29.	Please discuss the underlying reasons for the material changes in your account titled ‘allowance for doubtful accounts’ which is deducted from your net revenues in the statements of operations. Refer to Instruction 4 to Item 303(a) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and note that Precipio provides for a general allowance for collectability of services when recording Net Revenues. During 2015, Precipio moved to a more systematic approach to its process of determining its allowance for doubtful accounts during 2015. Precipio has adopted a policy of recognizing net revenues to the extent Precipio expects to collect that amount. The change in the allowance for doubtful accounts is directly related to the increase in Patient service revenues. Please refer to FASB 954-605-45-5 and ASU 2011-07, Health Care Entities: Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debt, and the Allowance for Doubtful Accounts. Transgenomic will revise page 100 of the Preliminary Proxy Statement as follows:

Net revenue increased by approximately $386,000, or 38%, during the nine months ended September 30, 2016 as compared to the same period in 2015. The increase reflects increased net patient service revenues of approximately $450,000, which is due to a 30% increase in cases processed during the nine months ended September 30, 2016 as compared to the same period of 2015. This increase was partially offset by an increase of approximately $65,000 in the allowance for doubtful accounts recorded for the nine months of 2016 as compared to the prior year period.

The Company provides for a general allowance for collectability of services when recording Net revenue. The Company has adopted the policy of recognizing net revenues to the extent it expects to collect that amount. Reference FASB 954-605-45-5 and ASU 2011-07, Health Care Entities: Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debt, and the Allowance for Doubtful Accounts. The increase in the allowance for doubtful accounts of $65,000 represents the general allowance for collectability of services when recording Net revenue. As noted, net reported revenue increased $386,000 after adjusting for the collectability allowance of $65,000 when comparing the periods ended September 30, 2016 and 2015.

U.S. Securities and Exchange Commission

March 24, 2017

Liquidity and Capital Resources, page 102

30.	Please discuss the reasons for the defaults mentioned on page F-14.

Response:

Precipio was in default with Connecticut Innovations, Inc. (“CI”) because Precipio was unable to continue to repay its principal payments under that certain Loan Agreement dated as of April 20, 2012 by and between Precipio and CI. Precipio subsequently entered into a forbearance agreement with CI in 2016, to restructure the loan to an interest-only payments totaling $1,041 per month through August 2017. Principal and interest shall be due at the end of the deferral period and the regular monthly payments of $11,467 will continue thereafter through October 2018, at which time the remaining balance is due and payable. Precipio was also in default with Webster Bank due to Precipio’s cash balance falling below the required minimum balance of a cash runway of 3 months, based on trailing six months average cash burn as stipulated in the financial covenants of Precipio’s term loan with Webster Bank (“Webster Bank”) dated as of December 1, 2014. Precipio and Webster Bank, in a Default and Reservation of Rights letter dated January 29, 2016, agreed that while Precipio remains in default, Webster Bank will preserve their rights but not take any action at this time against Precipio. Further, Webster Bank has considered maintaining its senior credit facility in a letter dated January 4, 2017, subject to Precipio’s re-approval process. Until this re-approval process is completed, the Reservation of Rights letter discussed above will remain in effect. Transgenomic will add additional disclosure on page F-14 of the Preliminary Proxy relating to Precipio’s defaults.

Unaudited Pro Forma Condensed Combined Financial Information of Transgenomic, Inc., page 104

31.	In the second paragraph on page 104 you state that the pro forma adjustments related to the merger are preliminary because the debt and preferred stock agreements are not final. Please tell us how you determined the pro forma adjustments are factually supportable and summarize in your disclosure the significant terms of the agreements.

Response:

In response to the Staff’s comment, Transgenomic will modify the language in the second paragraph on page 104. We note that the terms of the conversion of the secured debt have been agreed and are fully disclosed in the Preliminary Proxy Statement. Third Security has agreed to convert its secured debt pursuant to the Tenth Amendment and has also agreed to convert its outstanding shares of Transgenomic Series A-1 preferred stock into New Precipio common stock as contemplated by the Merger Agreement as disclosed on pages 2, 55 and 75 of the Preliminary Proxy Statement. Also the material terms of the New Precipio preferred stock have been agreed, subject to final documentation, and are fully disclosed in the Preliminary Proxy Statement.

U.S. Securities and Exchange Commission

March 24, 2017

Transgenomic will revise page 104 of the Preliminary Proxy Statement as follows:

The merger will be accounted for as a reverse acquisition under the acquisition method of accounting in accordance with GAAP. The accompanying unaudited pro forma condensed combined financial information gives effect to the merger, assuming the issuance of New Precipio common stock and preferred stock. The pro forma adjustments related to the merger are preliminary and based on management’s best estimates of fair value. Such adjustments do not reflect the final purchase price~~, final debt components, final New Precipio common and preferred stock agreements~~ or final allocation of the excess of the purchase price over the fair value of the assets and liabilities assumed in connection with the merger~~, as the process to assign a fair value to the various tangible and intangible assets acquired and liabilities assumed has only just commenced~~. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual ~~net tangible and intangible~~fair values of acquired assets and liabilities assumed of Transgenomic that exist as of the date of completion of the merger. Accordingly, the pro forma adjustments, including the allocations of purchase price, are ~~very~~ preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information. Final adjustments will result in modifications to the final purchase price~~, debt components~~ and allocation of the purchase price, which will affect the fair value assigned to the ~~tangible or intangible assets and amount of interest expense, depreciation and amortization expense, and other recorded in the statement of operations~~acquired assets and liabilities assumed. The effect of the changes to the statements of operations could be material. The unaudited pro forma condensed combined financial information is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the dates or periods indicated, nor is it necessarily indicative of the results of operations or financial position that may occur in the future.

Note 2. Estimated Purchase Consideration, page 108

32.	Please disclose the assumptions made and methods used to arrive at the fair value of the equity components of Transgenomic that make up the total estimated purchase consideration. Please disclose the date at which the stock price was determined and include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price. See Rule 8-05 and 11-02 of Reg. S-X and ASC 805-40-30-2 for guidance.

Response:

In response to the Staff’s comment, the Company originally prepared the Estimated Purchase Consideration calculation using the stock price of Transgenomic as of November 2, 2016. The Company is in the process of updating its pro forma financial statements to December 31, 2016 and will also update the Estimated Purchase Consideration calculation using a stock price as of a more current date. Transgenomic will also include a sensitivity analysis for the range of possible outcomes based upon reasonably likely increases or decreases in the stock price.

U.S. Securities and Exchange Commission

March 24, 2017

33.	We note that you allocated approximately $29 million of the purchase price to intangible assets. Please identify the nature and amount of each significant intangible asset being acquired such as customer lists, contracts acquired, trademarks and patents, and in-process research and development. Also disclose the methods used and assumptions made in valuing them.

Response:

Transgenomic has ascribed a value of $28.3 million to the Technology based on the results obtained through application of the Multi-Period Excess Earnings Method (MPEEM) of the Income Approach. The analysis assumes a 4% annual decay rate based on a product specific technology (representing 20% of the technology) and an expected life for this product technology of 5 years (20% per annum decay) and an indefinite core technology (80% of the technology) life. Transgenomic adjusted operating expenses to reflect those costs required to achieve the revenues associated with the existing technology (including expense add-backs and income taxes). Transgenomic also adjusted these forecasted cash flows for the returns of/on other assets employed (i.e. contributory asset charges). These technology cash flows were then discounted to present value at a risk adjusted discount rate and a tax amortization benefit added to arrive at the concluded Fair Value.

Transgenomic also ascribed a value of $560,000 to the Customer Relationships based on the results obtained through application of the With-or-Without Method of the Income Approach. In the With scenario, the analysis assumes the run rate of existing customer revenue is $2.1 million and 80% of the operating expenses are fixed. In the Without scenario, the analysis assumes a ramp up period to recreate the existing customer relationships of approximately 2 years and incremental sales & marketing expenses total $450,000 per year. The cash flows from both the With and Without scenarios assume a 40% income tax rate and discounted at a risk adjusted discount rate of 11.5%. After calculating the differential in value from the With and Without scenarios, a tax amortization benefit is added to arrive at the concluded Fair Value.

In addition, Transgenomic ascribed $90,000 to other assets, including the Trade Name / Trademark and Non-Compete Agreements. The Trade Name / Trademark value is based on application of Relief From Royalty Method of the Income Approach. The Non-Compete Agreements are based on a With-or-Without Method of the Income Approach.

34.	Please clarify whether the existing intangible assets of Transgenomic are being disposed of or whether they are part of the “newly acquired intangibles” and have been revalued.

Response:

The current intangibles are being disposed of and are not part of the “newly acquired intangibles.”

U.S. Securities and Exchange Commission

March 24, 2017

Note 3. Pro Forma Adjustments, page 109

35.	Refer to balance sheet pro forma adjustments (e), (g), (h), (i), and (l) on page 109. Please tell us why the adjustments are factually supportable.

Response:

Transgenomic believes that the Pro Forma Adjustments in Note 3 are factually supportable, because as explained in the response to SEC Comment 31, the terms of the conversion of the secured debt and the issuance of the New Precipio preferred stock in the merger, in the private placement and upon conversion of the secured debt have been agreed and are conditions to closing of the merger. Third Security has agreed to convert its secured debt pursuant to the Tenth Amendment and has also agreed to convert its outstanding shares of Transgenomic Series A-1 preferred stock into New Precipio common stock as contemplated by the Merger Agreement as disclosed on pages 2, 55 and 75 of the Preliminary Proxy Statement. Pursuant to the terms of the Merger Agreement, the outstanding Precipio preferred units will convert into New Precipio preferred stock. Although Transgenomic expects that the Warrants will be converted after the Company obtains stockholder approval, Transgenomic will revise the pro forma adjustments to assume that the Warrants remain outstanding.

36.	Disclose the historical and pro forma number of shares of common and preferred stock authorized and outstanding. Include disclosure showing how you determined the pro forma amounts.

Response:

In response to the Staff’s comment, Transgenomic will modify the language in Note 3. on page 109 to disclose the historical and pro forma number of shares of common and preferred stock authorized and outstanding as well as the methodology used to determine the pro forma amounts.

Note 4. Preliminary Estimate of New Precipio Common Shares and Preferred Shares, page 110

37.	Please show us how you determined the number of shares shown in the table. Explain why you assume the conversion of warrants, preferred stock, and debt. Refer to ASC 805-40-45-4.

Response:

As explained in the response to SEC Comments 31 and 35, the terms of the conversion of the secured debt and the issuance of the New Precipio preferred stock in the merger, in the private placement and upon conversion of the secured debt have been agreed and are conditions to closing of the merger. Although Transgenomic expects that the Warrants will be converted after the Company obtains stockholder approval, Transgenomic will revise the pro forma adjustments to assume that the Warrants remain outstanding. Transgenomic will revise the disclosure on page 110 of the Preliminary Proxy Statement to clarify how the number of shares in the table were determined.

U.S. Securities and Exchange Commission

March 24, 2017

Security Ownership, page 116

38.	Please show the effect of the merger and related transactions on the information presented in this section. For example, will you have additional beneficial owners of more than 5% of your common equity after the transactions? Will directors and officers own a different percentage of the registrant?

Response:

Transgenomic will revise the Security Ownership Table on page 116 of the Preliminary Proxy Statement to show the effect of the merger and the related transactions on the information presented in the table.

Information Incorporated by Reference, page 120

39.	Please provide us your analysis supporting your conclusions regarding whether the information required by Schedule 14A Item 14(c)(1) is material to an informed voting decision, and if so, whether you are eligible to incorporate that information by reference.

Response:

Instruction 3 to Item 14 of Schedule 14A provides that in a transaction consisting wholly of privately placed securities the information about the acquiring company required by Item 14 need not be provided if only the security holders of the acquiring company are voting, unless the information is material. Although the members of Precipio will need to approve the merger, the Proxy Statement is not required to be delivered to the Precipio members under the Proxy Rules. However, Transgenomic intends to include such information by incorporating by reference to its 2016 Form 10-K and its Current Reports on Form 8-K filed since the December 31, 2016 as permitted pursuant to Item 13(b)(2) of Schedule 14A and concurrently delivering copies of all such reports with the Proxy Statement sent to the Transgenomic stockholders. Transgenomic will modify the language on page 120 of the Preliminary Proxy Statement to clarify the information being provided.

U.S. Securities and Exchange Commission

March 24, 2017

Precipio Diagnostics, LLC Financial Statements

Independent Auditors’ Report

40.	We note that your auditor signed the report as Marcum from Hartford, Connecticut. Please tell us whether or not your auditor is the same as the one registered with the PCAOB as Marcum LLP. If Marcum LLP is your auditor, please have them provide an audit report signed using that name.

Response:

Marcum LLP is Precipio’s auditor, and is the same firm that is registered with the PCAOB. The formal name will be corrected in the Preliminary Proxy Statement.

Statements of Operations, page F-5

41.	In the statements of operations, you deduct your ‘allowance for doubtful accounts’ from your revenues. Please tell us the nature of this amount and why you deduct it from your revenues. Also, tell us why you titled the account ‘allowance for doubtful accounts’, which is typically a contra balance sheet account.

Response:

This line item represents the provision for bad debts directly related to patient service revenue. In presenting this as a deduction from our revenue we reference ASU 2011-07 Health Care Entities: Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities. This ASU required healthcare organizations, and we have determined that Precipio qualifies for a Healthcare organization as described under the literature, that recognize significant amounts of patient service revenue at the time that the services are rendered, even though they do not assess the patient’s ability to pay to change their income statement presentation, by reclassifying the provision for bad debts associated with patient service revenue from an operating expense to a deduction from patient service revenue (net of contractual allowances and discounts). Further, we acknowledge the Staff’s comment and note that the verbiage used for this line item normally represents a contra asset. Transgenomic will modify the language on page F-5 of the Preliminary Proxy Statement to change the name on this line time to ‘Provision for Bad Debts’.

U.S. Securities and Exchange Commission

March 24, 2017

42.	Please tell us why you do not present earnings per common unit. Refer to ASC 260-1045-2 and ASC 260-10-45-11.

Response:

ASC 260-10-15-2 calls for the presentation of earnings per share by “all entities that have issued common stock or potential common stock (that is, securities such as options, warrants, convertible securities, or contingent stock agreements) if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally. ASC 260-10-15-2 also requires “presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market”. Precipio does not have stock or any other types of securities that are traded in a public market or on any stock exchange. Further, Precipio is not making a filing in preparation for the sale of their securities. The filing being prepared will result in the sale of the “New Precipio” shares, which are in effect the shares of the current Transgenomic, Inc. and not the current shares of Precipio. Because the presentation is exempt from the provisions of ASC 260, Precipio has met the private company requirements in its presentation and has followed appropriate auditing and accounting rules for presenting financial statement information, footnotes and disclosure requirements. Under the current rules, Precipio, as a Limited Liability Company, is not required to present earnings per common unit as its units are not traded nor is Precipio filing in preparation of its units to be traded in a public market.

Statements of Changes in Members’ Deficit, page F-6

43.	Please tell us why you present a single account for Members’ Deficit. In Note 10, you disclose that Precipio Diagnostics, LLC has outstanding issued common and preferred units. Refer to ASC 505-10-50-2 and 50-3.

Response:

We acknowledge the Staff’s comment and note that Transgenomic believes Precipio has followed all appropriate reporting rules for financial statement presentation and disclosure and has met the requirements of ASC 505-10-50-2 and 505-10-50-3 within the notes to the financial statements. In response to the Staff’s comment, however, Transgenomic will modify the language in the Preliminary Proxy Statement on page F-6 regarding Precipio’s Members’ Deficit to provide an easier flow of such equity accounts.

Note 1. Nature of Business and Significant Accounting Policies, page F-9

44.	Please disclose your accounting policy for accounting for the impairment of long-lived assets. Refer to ASC 360-10-35.

Response:

We acknowledge the Staff’s comment and upon further review of ASC 360-10-35, Transgenomic will add additional disclosure on page F-9 of the Preliminary Proxy Statement to disclose Precipio’s accounting policy for accounting for the impairment of long-lived assets.

U.S. Securities and Exchange Commission

March 24, 2017

45.	Please disclose your accounting policy for research and development expenses and the amount of your research and development expenses for each period. Refer to ASC 73010-50-1.

Response:

We acknowledge the Staff’s comment and note that Precipio is a cancer pathology diagnostic testing center and does not conduct research and development activities. As a result, Precipio does not have research and development costs and therefore an accounting policy for research and development is not required.

Nature of Business, page F-9

46.	Please summarize in your disclosure the significant terms of your collaboration agreements with academic institutions.

Response:

Transgenomic will revise the page F-9 of the Preliminary Proxy Statement to include a summary of Precipio’s relationship with an academic institution.

Note 3. Accounts Receivable, page F-15

47.	Please explain to us why your bad debt expense increased from 6% of total revenues in 2015 to 18% of total revenues in 2015 and 18% of total revenues in the nine months ended September 30, 2016. Please show us an aging of your receivables as of September 30, 2016. Explain to us why your allowance is 49% and 62% of your gross accounts receivable at December 31, 2015 and September 30, 2016 given that the majority of your accounts receivable are from third party payers. Tell us how your revenue recognition policy considers whether or not collectability is reasonably assured prior to recognizing revenue.

Response:

As of September 30, 2016, Precipio’s aging for account receivables was:

Net AR	Sep'16	Sep'16	Sep'16
	<360	>360	Total
Medicaid	$6,766	$18,243	$25,009
Medicare	$250,187	$111,356	$361,543
Self Pay	$54,256	$29,840	$84,097
Third Party	$544,995	$185,004	$729,999
Gross AR	$856,205	$344,443	$1,200,648
Reserve	(395,851)	(344,443)	(740,294)
Net AR	$460,354	$-	$460,354

U.S. Securities and Exchange Commission

March 24, 2017

Precipio’s collection success rate on accounts receivables is highly dependent on securing additional third-party payer insurance contracts. To date, Precipio has had limited success in gaining third-party payer in-network insurance contracts. This condition has had a negative impact on collectability of billed services. Third-party payers often restrict and or limit provider contracting access and network status. Such restrictions limit patient choice of healthcare providers and patients incur financial penalties for out-of-network services. While Precipio’s services are universally reimbursed by payers to providers with in-network contracts, lack of these in-network payer contracts requires Precipio to bill as an out-of-network provider creating insurance coverage issues and collection difficulties.

Precipio completed a retrospective analysis of collections in 2016 to determine the appropriate allowance for reserving for uncollectible receivables and to determine a realizable allowance to appropriately value patient revenues.

The retrospective analysis determined that collections on receivables were in the range of 80-82%. Incorporating the result of the analysis, Precipio adopted an allowance reserve ranging between 18-20%. Prior to adopting the result of the retrospective analysis, the allowance reserve was in the range of 5-7%.

Transgenomic will revise Note 3. on page F-15 of the Preliminary Proxy Statement as follows:

NOTE 3 – ACCOUNTS RECEIVABLE

The Company provides for a general allowance for collectability of services when recording Net Revenues. The Company grants credit without collateral to its patients, most of whom are insured under third-party payer agreements. The Company has adopted the policy of recognizing net revenues to the extent it expects to collect that amount. Reference FASB 954-605-45-5 and ASU 2011-07, Health Care Entities: Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debt, and the Allowance for Doubtful Accounts.

In following the above healthcare revenue recognition policy, the Company records net revenue based on expected collectability. Expected collectability was determined to be 80-82%, based on a retrospective analysis of the Company’s billings and related review of subsequent cash receipts to net billed patient services. As such the Company believes that collectability of our revenue once performed is reasonably assured. The Company will continue to monitor collectability as a trigger to recognizing revenue on the accrual basis.

The Company’s collection rate is highly dependent on securing additional third-party payer insurance contracts. To date the Company has had limited success in gaining in-network insurance contracts. This condition has had a negative impact on collectability of billed services. Third-party payers often restrict and or limit provider contracting access and network status. Such restrictions limit patient choice of healthcare providers and patients incur financial penalties for out-of-network services. While the Company’s services are universally reimbursed by payers to providers with in-network contracts, the Company is often required to bill as an out-of-network provider.

The Company will continue to aggressively pursue additional contracts and alterative insurance coverage strategies to improve upon coverage and payment trends, but believes it must appropriately recognize and report realizable revenues based on assured collectability.

U.S. Securities and Exchange Commission

March 24, 2017

ALLOWANCE FOR DOUBTFUL ACCOUNTS (“ADA”)

Based on the collection rate analysis identified above, for the year ended December 31, 2015, the Company adopted the rate of 18-20% on reported revenues for the Allowance for Doubtful Accounts. The Company is of the opinion that the allowance on historical collection experience represents a realistic, reasonable and assured approach in recognizing reported revenues and in turn reporting net realizable receivables.

For the year ended December 31, 2014 the Company had utilized an allowance for doubtful accounts ranging from 5-7% to report net revenues. The analysis on collectability was completed post 2014. As a result of the completion of the Company’s retrospective analysis completed in 2016 it adopted a 18-20% allowance for year ended December 31, 2015, the Company restated reported results for accounts receivable and bad debt for the period ended December 31, 2014.

In review, the amount allocated for the Allowance for Doubtful Accounts is a function of gross revenues. Gross receivables includes amounts aged over a year or more which the Company has continued to include in our gross accounts receivable listing. With that, Pecipio has also established a reserve for these older items which is not necessarily indicative of the current year accounts receivable or collectability of gross revenue. For the period ended September 30, 2016, the Allowance for Doubtful Accounts was $740,294, an increase $307,864 or 71% for the first nine months ended September 30, 2016 from the year ended December 31, 2015. The increase in the allowance for doubtful accounts during the first nine months ended September 30, 2016 is due to the Company’s revenue recognition policy that recognizes reasonable and assured revenue amounts on all patient billed services. The Company records current period net reported revenue based on the retrospective analysis completed in 2016 that determined the collectability rate of 80-82% on the Company’s services.

During the first nine months ended September 30, 2016, the Company billed patient revenues, net of contractual adjustments of $1,716,137 and recorded allowances for doubtful accounts of $307,864 or 18%. In determining reported revenue, the Company recognizes collectability of revenues at the time of providing the services. Further discussion of the allowance is noted below. The ADA provides a mechanism to establish a reasonable and assured value for reported revenues. The Company continues to monitor and update its collection analysis and pursue third-party payer contractual coverage.

GROSS ACCOUNTS RECEIVABLES

Gross accounts receivable represent patient billings, net of contractual allowances, less cash collections and bad debt write-offs.

Net accounts receivable represent gross accounts receivable less the allowance for doubtful accounts.

Footnote 3 identifies Gross Accounts Receivable of $1,200,648 and $888,174 for the periods ended September 30, 2016 and December 31, 2015, respectfully.

The Allowance for Doubtful Accounts was $740,294 or 62% and $432,430 or 49% of Gross Accounts Receivables for the periods ended September 30, 2016 and December 31, 2015 respectfully.

Gross accounts receivable over 365 days were $344,443 or 29% and $258,832 or 29% of all receivables for the periods ending September 30, 2016 and December 31, 2015 respectfully and are fully reserved. As a result, the allowance for the amounts related to the current year are 46% and 28% for the periods ending September 30, 2016 and December 31, 2015 respectfully. The Company will continue to monitor the collectability of all its revenue during the year but still believes collectability is reasonably assured at this time.

U.S. Securities and Exchange Commission

March 24, 2017

~~Management has provided an allowance for potential credit losses, which has been determined based on management’s industry experience. The Company grants credit without collateral to its patients, most of whom are insured under third-party payer agreements.~~

The Company’s policy is to continue to pursue collections on outstanding patient receivables through the use of appeals to insurance carriers regarding payment issues, repeat patient billing activities and outside collection agencies. The Company routinely evaluates outstanding receivables for collectability and or disposition.

The mix of receivables from patients and third-party payers were as follows:

	2015	2014
		(Restated)
Medicaid	$24,078	$9,408
Medicare	86,644	89,454
Self Pay	4,403	5,793
Third party payers	773,049	354,426
	888,174	459,081
Less allowance for doubtful accounts	432,430	261,715
Total accounts receivable	$455,744	$197,366

Note 6. Convertible Bridge Notes Payable, page F-17

48.	Please summarize in your disclosure the significant terms of the convertible bridge notes. Refer to ASC 505-10-50-3.

Response:

In response to the Staff’s comment, and upon further review of ASC 505-10-50-3, Transgenomic will modify the language in the Preliminary Proxy Statement on page F-17 to summarize the significant terms of the convertible bridge notes.

Note 10. Members’ Deficit, page F-20

49.	Please disclose the conversion price and the number of common units into which your preferred units are convertible as of December 31, 2015. Please refer to ASC 505-10-506(b).

Response:

In response to the Staff’s comment, and upon further review of ASC 505-10-50-6, Transgenomic will modify the language in the Preliminary Proxy Statement on page F-20 regarding the convertible rights of Precipio’s Series A Members and Series B Members to disclose the conversion price and the number of common units.

U.S. Securities and Exchange Commission

March 24, 2017

50.	On page F-16 you disclose that the Series A preferred warrants and related Series A preferred units have a put feature. Please summarize for us the significant terms of the put feature, how you valued the instruments, and how you are accounting for that feature, citing the accounting literature you relied upon. Refer to ASC 480-10-25-10 and ASC 505-10-50-3.

Response:

In response to the Staff’s comment, Transgenomic will modify the language in the Preliminary Proxy Statement on page F-16 to further describe the put feature and Precipio’s assessment of its value. Precipio issued Series A preferred warrants to CI on April 20, 2012, in connection with their financing arrangement. CI is a Connecticut-state quasi-government agency reported as a component unit of the state of Connecticut. CI was established to stimulate and promote technological innovation, with focus on supporting companies based in the state of Connecticut. CI has the right to put any or all of its rights or units should Precipio breach its covenant to maintain its presence in Connecticut (as defined in Section 2.4 of the warrant agreement). Should Precipio relocate its operations outside the State of Connecticut, CI, as holder of the Series A preferred warrants or units, would have the right to exercise the put feature. Given the nature of Precipio’s business and its close and essential business and operational ties to Yale School of Medicine based in New Haven, CT, Precipio does not have any plans currently or in its long-term plan to relocate its operations outside the state of Connecticut. Because Precipio believes it is very unlikely to relocate its operations outside of Connecticut, Precipio believes that the value of the put feature is immaterial.

Balance Sheets, page F-24

51.	We note the changes in your members’ deficit. Please disclose the changes in the separate accounts comprising members’ deficit and the changes in the number of units during the period from December 31, 2015 through September 30, 2016 in a separate statement or in the notes. Refer to ASC 505-10-50-2.

Response:

In response to the Staff’s comment, Transgenomic will modify the disclosure in the Preliminary Proxy Statement on page F-24 regarding Precipio’s Members’ Deficit to provide a Statement of Changes in Members’ Equity.

* * * * *

U.S. Securities and Exchange Commission

March 24, 2017

Please direct any questions or comments concerning this response to the undersigned at (804) 697-1225.

Very truly yours,

/s/ John Owen Gwathmey
John Owen Gwathmey, Esq.

Enclosures

cc:	Paul Kinnon, Transgenomic, Inc.

U.S. Securities and Exchange Commission

March 24, 2017

Exhibit A

Excerpts from “Background of the Transaction”

On June 30, 2016, ~~Precipio~~Transgenomic delivered to ~~Transgenomic~~Precipio a proposed non-binding term sheet regarding a potential transaction between Precipio and Transgenomic. The term sheet provided for the acquisition of the assets of Precipio by Transgenomic in exchange for 25% of the post-closing fully diluted shares of Transgenomic common stock. The initial structure of the transaction was proposed as a fixed ratio based on the then current market capitalization of Transgenomic, the private market value of Precipio, and the sales targets and projections of both companies. The initial rationale for the transaction was based on the perceived benefits of a combination of two diagnostic companies with similar therapeutic target areas (cancer and blood), revenues, infrastructure requirements, and goals.

On July 9, 2016, representatives of Precipio and Transgenomic discussed valuations in connection with a potential transaction. The parties discussed the market capitalization of Transgenomic and the private market value of Precipio, the investments to date in each company, short and long term debt, long term projections, market risks, technology and service, target markets and the relative likelihood of success of each company.

On July 14, 2016, representatives of Precipio, including Mr. Danieli and Mark Rimer, a partner at Kuzari Group, a boutique private investment group and an investor in Precipio, met telephonically with representatives of Transgenomic, including Mr. Patzig and Mr. Kinnon, to discuss further the terms of a potential transaction. Representatives of Third Security, Transgenomic’s largest stockholder and the holder of its outstanding secured debt, and BV Partners, the leader of the investor group, were also present at the meeting.

On July 14, 2016, the Transgenomic Board met and discussed, among other things Transgenomic’s potential strategic transactions and funding options. Transgenomic continued to review and evaluate other financial opportunities and alternatives during this time.

At a meeting of the Transgenomic Board held on July 21, 2016, Mr. Kinnon and Mr. Patzig updated the Transgenomic Board regarding the potential transaction with Precipio and summarized the proposed transaction terms and economics.

On July 26, 2016, representatives of Precipio, including Mr. Danieli and Mr. Rimer, Transgenomic, including Mr. Patzig (by telephone) and Mr. Kinnon, Third Security and BV Partners met at Precipio’s offices in New Haven, Connecticut to conduct preliminary due diligence and discuss the process for a potential transaction between the companies.

On August 5, 2016, representatives of Precipio, including Mr. Danieli and Mr. Rimer, Transgenomic, including Mr. Patzig and Mr. Kinnon, Third Security and BV Partners met telephonically to discuss the proposed timeline and due diligence for the proposed transaction.

After an initial period of due diligence by both parties, Precipio and the investor group recognized the full extent of Transgenomic’s liabilities, including accounts payable, and the overhang or dilution represented by existing options and warrants. Precipio was unwilling to move forward based on the terms of the original term sheet. As a result, further discussions took place and a revised term sheet was developed utilizing a calculation to weigh the relative levels of indebtedness of the two organizations.

On August 11, 2016, the parties exchanged a transaction overview for a revised structure that took into account the relative outstanding liabilities of Transgenomic and Precipio, the overhang or dilution represented by existing options and warrants of Transgenomic, the prospects for both companies and the likelihood that each company would be able to achieve its strategic objectives. The revised structure provided that Transgenomic would acquire all of the outstanding membership interests of Precipio in exchange for between 50% and 64% of the post-closing fully diluted shares of Transgenomic common stock based on the relative outstanding excess payables of the companies as of the closing and the issuance of $3 million of a new preferred stock to debt holders of Precipio. The proposal required that all outstanding secured and unsecured debt of Transgenomic convert to shares of Transgenomic common stock except that $3 million of secured debt would convert into shares of a new preferred stock. As a condition to the transaction, the combined companies would issue for cash $5 million of new preferred stock to a new investor group. The terms of the new preferred stock would be the same for Precipio debt holders, Transgenomic secured debt holders and the new investors. The proposed terms required that Precipio have no more than $1.25 million in excess payables as of the closing and that Transgenomic would have no more than $4.0 million of excess payables as of the closing. The new preferred stock would be issued based on a $21 million pre-money equity valuation of New Precipio.

U.S. Securities and Exchange Commission

March 24, 2017

On August 17, 2016, representatives of Precipio, including Mr. Danieli and Mr. Rimer, Transgenomic, including Mr. Patzig and Mr. Kinnon, Third Security and BV Partners met telephonically to continue due diligence and negotiations regarding the revised terms of the proposed transaction.

On August 18, 2016, the Transgenomic Board met and discussed, among other things the engagement of Aegis to act as a potential financial advisor to the company.

On August 19, 2016, representatives of Precipio, including Mr. Danieli and Mr. Rimer, Transgenomic, including Mr. Patzig and Mr. Kinnon, Third Security and BV Partners met telephonically to discuss the terms of the proposed non-binding term sheet and negotiate the principal terms and Precipio sent a revised non-binding term sheet to Transgenomic.

On August 22, 2016, the Transgenomic Board met and discussed, among other things the company’s potential strategic transactions and funding options, including the latest version of a non-binding term sheet with Precipio. The Transgenomic Board also authorized senior management to engage Aegis to act as the sole book runner for a potential underwritten public offering.

On August 24, 2016, Transgenomic sent a revised draft of the proposed non-binding term sheet to Precipio.

On August 25, 2016, Mr. Patzig, Mr. Rimer and a representative of Third Security met to discuss the proposed terms of a preferred stock financing in connection with the transaction with Precipio, and Precipio sent a revised draft of the proposed non-binding term sheet to Transgenomic. The revised non-binding term sheet included the material terms included in the transaction overview exchanged on August 11, 2016 and provided for the issuance of between 50% and 65% of the post-closing fully diluted shares of Transgenomic common stock in exchange for the outstanding membership interests of Precipio. The proposed terms required that Precipio have no more than $1.2 million in excess payables as of the closing and that Transgenomic would have no more than $4.0 million of excess payables as of the closing. In the event that Precipio had the maximum excess payables and Transgenomic had no excess payables, then Precipio common unit holders would own 50% of the post-closing fully diluted shares of Transgenomic common stock, and in the event that Precipio had no excess payables and Transgenomic had the maximum excess payables then Precipio common unit holders would own 65% of the post-closing fully diluted shares of Transgenomic common stock.

On August 25, 2016, the Transgenomic Board met and approved the terms of the proposed non-binding term sheet with Precipio. The Transgenomic Board believed that the ratio calculation included in the term sheet provided Transgenomic with the incentive to reduce its short term debt to provide the Transgenomic stockholders with the opportunity to retain a larger share of the combined company and to allow the combined company to be in a stronger position post-closing. During this time, Transgenomic continued to review and evaluate other financial opportunities and alternatives. However, the Transgenomic Board considered the relative probabilities of success of all other opportunities more doubtful than the likely completion of a merger with Precipio paired with new investment capital. The Transgenomic Board also recognized that any potential expected return to the Transgenomic stockholders under all other opportunities was less than that contemplated in the merger with Precipio.

On August 26, 2016, Transgenomic and Precipio each executed and delivered the non-binding term sheet for the proposed transaction.

On August 26, 2016, Transgenomic and Aegis executed an engagement letter with respect to a potential public offering of Transgenomic common stock.

U.S. Securities and Exchange Commission

March 24, 2017

On August 31, 2016, representatives of Precipio, including Mr. Danieli and Mr. Rimer, Transgenomic, including Mr. Patzig and Mr. Kinnon, Third Security, BV Partners, Goodwin Procter LLP (“Goodwin”), Precipio’s outside legal counsel, and Paul Hastings LLP, Transgenomic’s outside legal counsel, met telephonically to discuss the timing and process for the proposed transaction and the drafting of the definitive agreements.

On August 31, 2016, members of Precipio’s management team, including Mr. Danieli, Zaki Sabet, Vice President of Operations and Ayma Mohamed, Lab Manager, conducted a site visit to Transgenomic’s offices in Omaha to meet with members of the team and visit the laboratory to learn about the company operations. Transgenomic’s team provided a presentation of the company’s technology, its operations, and the current projects the company is undertaking. Transgenomic’s lab managers provided an in-depth review of the CLIA and R&D operations of the company. The visit was concluded on Thursday September 1, 2016 in the afternoon.

On September 7, 2016, representatives of Aegis and Transgenomic met to begin the process of a proposed registered public offering of Transgenomic common stock. During September 2016, representatives of Aegis and Transgenomic continued drafting a registration statement with respect to a public offering of Transgenomic common stock.

On September 16, 2016, Goodwin distributed a first draft of the proposed Merger Agreement to Transgenomic and its advisors and representatives reflecting the terms agreed in the executed non-binding term sheet.

On September 20, 2016, representatives of Precipio, including Mr. Danieli and Mr. Rimer, Transgenomic, including Mr. Patzig and Mr. Kinnon, Third Security, BV Partners and Goodwin met telephonically to discuss the draft Merger Agreement.

On September 21, 2016, Transgenomic engaged Troutman Sanders LLP (“Troutman”) to act as the company’s outside legal counsel in connection the proposed transaction with Precipio.

On September 29, 2016, Mr. Patzig, Mr. Kinnon and representatives of Troutman met telephonically to discuss process and the terms of the draft Merger Agreement.

On September 29, 2016, Transgenomic suspended the public offering process to pursue the potential transaction with Precipio, because Transgenomic was concerned that the offering would not be successful.

On September 30, 2016, representatives of Precipio, including Mr. Danieli and Mr. Rimer, Transgenomic, including Mr. Patzig and Mr. Kinnon, Third Security, BV Partners, Goodwin and Troutman met telephonically to discuss preliminary comments to the draft Merger Agreement, timing and process.

On September 30, 2016, Troutman distributed a revised draft of the Merger Agreement to Precipio and its advisors and representatives. The revised agreement contained a substantially lower termination fee as well as a requirement that certain members of Precipio agree to vote in favor of the merger. From October 1st to October 12th, 2016, Transgenomic and Precipio had multiple meetings and discussions to negotiate and finalize the Merger Agreement and the related schedules, exhibits and other transaction documents.

On October 3, 2016, representatives of Goodwin and Troutman had a call in which they discussed the significant open issues, including the calculation of the termination fee and voting agreements.

On October 5, 2016, BV ~~Advisors~~Partners distributed a draft term sheet for the New Precipio preferred stock to Transgenomic, Precipio, Third Security and their respective advisors and representatives. The draft term sheet contained the terms of the preferred stock that had been previously discussed by the parties, but increased the pre-money equity valuation of New Precipio from $21 million to $25 million such that the New Precipio preferred stock would represent, in the aggregate, approximately 34% of the fully diluted New Precipio common stock assuming the new investors invested $7 million in the private placement. The new investors would own in the aggregate approximately 18% of the fully diluted New Precipio common stock At the time, the market capitalization of Transgenomic was approximately $7 million so Transgenomic believed that the pre-money equity valuation of New Precipio was favorable to the Transgenomic common stockholders.

U.S. Securities and Exchange Commission

March 24, 2017

On October 5, 2016, representatives of Goodwin and Troutman continued to discuss the open issues with respect to the merger. Later that day, Goodwin distributed a revised draft of the Merger Agreement to Transgenomic and its advisors and representatives. The revised draft included reciprocal voting agreement provisions. Later on October 5, 2016, Troutman distributed a revised draft of the Merger Agreement to Precipio and its advisors and representatives.

On October 6, 2016, Troutman distributed a draft of the Transgenomic Voting Agreement to Precipio and its advisors and representatives. Representatives of Transgenomic, including Mr. Patzig and Mr. Kinnon, Third Security and BV Partners met telephonically to discuss preliminary comments to the terms of the New Precipio preferred stock. Later that day, Goodwin provided comments to the Transgenomic Voting Agreement and provided a draft of the Precipio Voting Agreement to Transgenomic and its advisors and representatives.

On October 6, 2016, the Transgenomic Board met and, among other matters, discussed the current status of the Precipio transaction and the terms of the Merger Agreement and the term sheet for the New Precipio preferred stock. Representatives of Troutman also attended the meeting. Troutman provided the Transgenomic Board a presentation on fiduciary duties under Delaware law and each of the Transgenomic Board members had an opportunity to ask questions. Troutman then provided a summary of the material terms of the Merger Agreement, including the size of the termination fee, and the proposed terms of the New Precipio preferred stock set forth in the draft term sheet. Mr. Patzig and Mr. Kinnon updated the Transgenomic Board on the status of the negotiations and the main business issues. After a lengthy discussion, the Transgenomic Board authorized Mr. Patzig and Mr. Kinnon to continue to negotiate with Precipio along the terms discussed at the meeting, including with respect to the termination fee.

On October 7, 2016, Troutman distributed a revised draft of the Merger Agreement to Precipio and its advisors and representatives. Also, representatives of Precipio, including Mr. Danieli and Mr. Rimer, Transgenomic, including Mr. Patzig and Mr. Kinnon, Third Security, Goodwin and Troutman met telephonically to discuss the draft term sheet for the New Precipio preferred stock. Precipio also distributed a revised draft of the New Precipio preferred stock term sheet to BV Partners.

On October 8, 2016, Goodwin distributed a revised draft of the Merger Agreement to Transgenomic and its advisors and representatives. During October 8 and 9, 2016, Precipio, Transgenomic, Third Security and BV Partners negotiated the terms of the New Precipio preferred stock term sheet. On October 9, 2016, Precipio distributed a revised draft of the New Precipio preferred stock term sheet reflecting the terms that had been agreed.

On October 10, 2016, Troutman distributed a revised draft of the Merger Agreement to Precipio and its advisors and representatives. Later that day, Goodwin distributed a revised draft of the Merger Agreement to Transgenomic and its advisors and representatives. Representatives of Goodwin and Troutman continued to negotiate the open issues.

On October 11, 2016, Mr. Patzig and Mr. Danieli discussed the working capital adjustment in the Merger Agreement and agreed to increase the working capital deficit maximum for ~~both companies~~Precipio to $1.8 million and for Transgenomic to $6.0 million and eliminate the termination right if the working capital deficit exceeded the maximum for both companies. Transgenomic felt the changes were in its best interest as it expected its liabilities as of the closing of the merger to be in excess of $6.0 million and it provided greater certainty of closing. Transgenomic expected that based on the formula set forth in the revised Merger Agreement that Precipio would own between 62% and 80% of the post-closing fully diluted shares of Transgenomic common stock based on the relative working capital deficits of the companies as of the closing. Following the agreement, Troutman distributed a revised draft of the Merger Agreement to Precipio and its advisors and representatives. Later that evening, Goodwin distributed a revised draft of the Merger Agreement to Transgenomic and its advisors and representatives.

On October 11, 2016, the Transgenomic Board met to discuss the current status of the Precipio transaction and the terms of the Merger Agreement and the term sheet for the New Precipio preferred stock. Representatives of Troutman also attended the meeting. Troutman provided the Transgenomic Board a summary of its prior presentation on fiduciary duties under Delaware law and each of the Transgenomic Board members had an opportunity to ask questions. Troutman then provided a summary of the material terms of the Merger Agreement and the proposed terms of the New Precipio preferred stock set forth in the revised draft term sheet. Mr. Patzig and Mr. Kinnon updated the Transgenomic Board on the status of the negotiations and the main business issues.

U.S. Securities and Exchange Commission

March 24, 2017

On October 12, 2016, representatives of Precipio, including Mr. Danieli and Mr. Rimer, Transgenomic, including Mr. Patzig and Mr. Kinnon, Third Security, BV Partners and Goodwin met telephonically to finalize the Merger Agreement. Later that day, Troutman Sanders distributed the execution draft of the Merger Agreement to Precipio and its advisors and representatives, including the termination fee that Transgenomic was willing to accept.

On October 12, 2016, the Transgenomic Board met to discuss the current status of the Precipio transaction and the terms of the Merger Agreement and the term sheet for the New Precipio preferred stock. Representatives of Troutman and Craig-Hallum also attended the meeting. Troutman provided the Transgenomic Board an update of its fiduciary duties under Delaware law and each of the Transgenomic Board members had an opportunity to ask questions. Troutman then provided a summary of the material terms of the Merger Agreement and the terms of the New Precipio preferred stock set forth in the final term sheet. Mr. Patzig and Mr. Kinnon updated the Transgenomic Board on the status of the negotiations and the main business issues. Craig-Hallum delivered to the Transgenomic Board a written report regarding its financial analysis of the proposed transaction and its oral opinion, confirmed by delivery of its written opinion dated October 12, 2016, that, as of that date, and based upon and subject to the assumptions contained the fairness opinion, the exchange ratio determined in accordance with the Merger Agreement was fair, from a financial point of view, to the holders of Transgenomic common stock. The Transgenomic Board members all had an opportunity to ask questions to the representatives of Craig-Hallum. After Craig-Hallum left the meeting, the Transgenomic Board had a detailed discussion regarding the proposed transaction with Precipio. Mr. Patzig reminded the Transgenomic Board of the efforts over the past two years to find financing or to sell the business which had not been successful except for the current transaction. The Transgenomic Board discussed the alternatives including continuing independent or trying to pursue a public offering, a different merger or related transaction or alternative financing. Doit L. Koppler, II, a member of the Transgenomic Board and affiliated with Third Security and certain of its affiliates recused himself from the meeting. In addition, the Transgenomic Board was aware that Mr. Patzig has an interest in the funds managed by Third Security that own Transgenomic common stock, preferred stock and secured debt (the “Transgenomic Securities”) and determined such investments in Transgenomic Securities held by the Third Security managed funds was immaterial to Mr. Patzig. The remaining members of the Transgenomic Board voted to approve the Merger Agreement and the other transaction agreements and to recommend that the stockholders of Transgenomic vote to approve the proposals set forth in the proxy statement to be sent to Transgenomic stockholders.

On October 12, 2016, Transgenomic and Precipio entered into the Merger Agreement, exchanged executed versions of the Voting Agreements and the New Precipio preferred stock term sheet and issued a press release announcing their execution of the Merger Agreement.

During November 2017, Transgenomic and Third Security negotiated the terms of the conversion of Third Security’s secured debt into shares of New Precipio common stock as contemplated by the Merger Agreement in addition to the $3.0 million to be converted into New Precipio preferred stock as provided in the Merger Agreement. As the secured creditor, Third Security did not have an incentive to convert its secured debt into equity. The parties agreed to use the same general approach to conversion as set forth in the terms of the unsecured notes that were held by unaffiliated holders. Transgenomic and Third Security agreed that the secured debt would convert using the same basic formula included in the conversion terms for the Transgenomic unsecured notes.

On December 13, 2016, the Transgenomic Board met and approved, among other items, the conversion of the Third Security secured debt into $3.0 million of New Precipio preferred stock and the remaining secured debt at a conversion price equal to 85% of the average closing price of the Transgenomic common stock on Nasdaq for the 15 consecutive trading days prior to the date of conversion.

On January 31, 2017, the Transgenomic Board met to discuss the current status of the Precipio transaction and the terms of the Merger Agreement in connection with filing the Proxy Statement and closing the merger. The Transgenomic Board reviewed the proposed terms for an amendment to the Merger Agreement, the proposed Precipio Bridge Loan and the conversion of the outstanding secured debt of Transgenomic. The Board authorized Mr. Patzig and Mr. Kinnon to negotiate the final terms of the proposals in accordance with the terms presented at the meeting. Transgenomic and Third Security agreed to set the conversion price at $0.50 per share which was an 18% discount to the 20-day average closing price of the Transgenomic common stock on Nasdaq through January 31, 2017 as opposed to setting the conversion price to be determined as of the conversion date. Transgenomic was concerned that if its stock price declined then Third Security would be getting a significantly higher number of shares of Transgenomic common stock upon conversion and Third Security would not agree to a floor if the conversion price could go higher prior to the date of conversion.

U.S. Securities and Exchange Commission

March 24, 2017

On February 2, 2017, the audit committee of the Transgenomic Board, in accordance with the Transgenomic Corporate Governance Guidelines, approved the conversion of secured indebtedness of Transgenomic held by the lenders into shares of New Precipio preferred stock and New Precipio common stock. Also on February 2, 2017, the Transgenomic Board met and approved the final terms of the Precipio Bridge Loan, the First Amendment to the Agreement and Plan of Merger and the conversion of secured indebtedness of Transgenomic held by the lenders into shares of New Precipio preferred stock and New Precipio common stock pursuant to an amendment to the loan agreement.

On February 2, 2017, Transgenomic and Precipio entered into the First Amendment to the Merger Agreement ~~and Plan of Merger~~(the “First Amendment”) which provided for the following: (a) the Precipio Bridge Loan to Transgenomic was authorized; (b) the exchange ratio set forth in the Merger Agreement was revised to provide that outstanding common units of Precipio will be converted into the right to receive ~~an amount of~~approximately 160.6 million shares of New Precipio common stock ~~equal to~~representing approximately 80% of the ~~outstanding shares of~~fully diluted New Precipio common stock ~~(not taking into account the issuance of New Precipio preferred stock in the merger or the private placement)~~and resulting in an implied exchange ratio of 24.4255 for the Precipio common units; (c) the continual listing of the existing shares of Transgenomic’s common stock on Nasdaq was waived as a condition to the closing of the merger; (d) the deadline pursuant to which a “shelf” registration statement on Form S-3 or other appropriate form is required to be filed by New Precipio with the SEC was extended to June 1, 2017; (e) certain indebtedness of Transgenomic was permitted to remain outstanding as of the effective date of the merger; (f) certain actions taken by each of Transgenomic and Precipio since the date the Merger Agreement were authorized and (g) certain additional conditions to the closing of the merger were removed from the Merger Agreement. In determining the number of shares of New Precipio common stock to be issued pursuant to the First Amendment, the parties applied the formula set forth in the Merger Agreement based on the relative expected liabilities of Transgenomic and Precipio as of the closing of the merger. Since the number of shares of New Precipio common stock and the resulting implied exchange ratio were lower than the amounts included in Craig-Hallum’s fairness opinion, the Board did not deem it necessary for Craig-Hallum to update its fairness opinion with respect to the First Amendment.

U.S. Securities and Exchange Commission

March 24, 2017

Exhibit B

Excerpts from “Opinion of Craig-Hallum Capital Group LLC”

Transgenomic Historical Trading Analyses

Craig-Hallum reviewed the historical closing price for Transgenomic common stock over the one-year period ended October 11, 2016, in order to provide background information on the prices at which Transgenomic common stock has historically traded. The tables below summarize some of these historical closing prices, as well as the performance of Transgenomic common stock over the one-year period ended October 11, 2016, as compared to stock market indices. For purposes of these analyses, “Molecular Diagnostics Comparable Companies” is an equal-weight composite index comprised of the public companies listed below deemed by Craig-Hallum in its professional judgment to be comparable to Transgenomic:

•	Cancer Genetics, Inc.

•	Enzo Biochem Inc.

•	Foundation Medicine, Inc.

•	Genomic Health, Inc.

•	NeoGenomics, Inc.

•	OpGen, Inc.

•	Qiagen NV

Craig-Hallum also noted that shares of Transgenomic common stock were thinly traded relative to the common stock of most publicly traded companies. This analysis shows that Transgenomic common stock has performed significantly below the relevant market indices over the one-year period analyzed.

Closing Trading Price on or Prior to October 11, 2016	Price
October 11, 2016 Closing Price	$0.24
52 Week High	$1.36
52 Week Low	$0.24

One-Year Stock Performance as of October 11, 2016	Percentage Increase (Decrease)
Transgenomic common stock	(73.9)%
Molecular Diagnostics Comparable Companies	(0.21)%
Nasdaq Composite Index	7.01%
Russell 2000 Index	10.73%

Comparable Public Company Analyses

Craig-Hallum reviewed, among other things, selected historical financial data and estimated financial data of each of Transgenomic and Precipio based on projections provided by its respective management, and compared them to corresponding financial data, where applicable, for U.S. listed public companies that Craig-Hallum deemed comparable to each of Transgenomic and Precipio. Craig-Hallum also derived multiples for each of the comparable companies, Transgenomic and Precipio based on such financial data and market trading prices, as applicable, and compared them. Craig-Hallum selected these companies based on characteristics described below using the most recently available public information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources.

U.S. Securities and Exchange Commission

March 24, 2017

Although Craig-Hallum selected the companies reviewed in these analyses because, among other things, their businesses are reasonably similar to that of Transgenomic and Precipio, no selected company is identical to Transgenomic or Precipio. Accordingly, Craig-Hallum’s comparison of selected companies to Transgenomic and Precipio and analysis of the results of such comparisons was not purely quantitative, but instead necessarily involved qualitative considerations and professional judgments concerning differences in financial and operating characteristics and other factors that could affect the relative value of Transgenomic and Precipio.

Comparable Public Company Analysis of Transgenomic

For Transgenomic, the comparable group consisted of six U.S. publicly traded companies in the diagnostic testing sector that have financial profiles deemed comparable to Transgenomic and have a focus on technologies designed to improve diagnostic testing effectiveness (the “Transgenomic Comparable Group”). Based on these criteria, Craig-Hallum identified and analyzed the following selected companies:

•	Bio-Rad Laboratories, Inc.

•	Cancer Genetics, Inc.

•	Enzo Biochem Inc.

•	Fluidigm Corporation

•	OpGen, Inc.

•	Qiagen NV

In all instances, multiples were based on closing stock prices on October 11, 2016. With respect to the Transgenomic Comparable Group table below, the information Craig-Hallum presented included the following valuation and operating data:

•	multiple of EV to revenue for the last twelve months, or EV / LTM Revenue

•	multiple of EV to EBITDA for the last twelve months, or EV / LTM EBITDA

•	multiple of EV to projected revenue for the fiscal year ending December 31, 2017, or EV / 2017E Revenue

•	multiple of EV to projected EBITDA for the fiscal year ending December 31, 2017, or EV / 2017E EBITDA

•	multiple of EV to projected revenue for the fiscal year ending December 31, 2018, or EV / 2018E Revenue

•	multiple of EV to projected EBITDA for the fiscal year ending December 31, 2018, or EV / 2018E EBITDA

	Transgenomic Comparable Group
	Minimum		25th Percentile		Median		Mean		75th Percentile		Maximum
EV / LTM Revenue(1)	1.2	x	2.1	x	2.5	x	3.5	x	5.0	x	6.7	x
EV / LTM EBITDA(1)(2)	15.2	x	16.0	x	16.9	x	16.9	x	17.7	x	18.6	x
EV / 2017E Revenue(3)	0.7	x	2.2	x	2.2	x	3.0	x	4.9	x	5.2	x
EV / 2017E EBITDA(2)(3)	15.6	x	15.7	x	15.9	x	15.9	x	16.0	x	16.2	x
EV / 2018E Revenue(3)	0.4	x	1.5	x	2.0	x	2.3	x	2.8	x	4.9	x
EV / 2018E EBITDA(2)(3)	15.3	x	15.3	x	15.3	x	15.3	x	15.3	x	15.3	x

(1)	LTM for the selected public company analysis is based on latest publicly reported financial results. For Transgenomic, LTM is as of June 30, 2016.

(2)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

(3)	Projected fiscal year 2017 and 2018 revenue and EBITDA for Transgenomic were based on projections by Transgenomic’s management. Projected fiscal year 2017 and 2018 revenue and EBITDA for the selected public companies were based on equity research analyst consensus estimates.

U.S. Securities and Exchange Commission

March 24, 2017

Based on the analysis above, Craig-Hallum then applied the range of Transgenomic Comparable Group trading multiples to the applicable revenue metrics of Transgenomic. The analysis indicated the following implied enterprise value of Transgenomic as compared to Transgenomic’s stand-alone statistic:

		Implied Enterprise Value of Transgenomic (millions)
	Transgenomic Only (millions)	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
LTM Revenue	$1.2	$1.5	$2.6	$3.1	$4.2	$6.1	$8.1
2017E Revenue	$2.4	$1.7	$5.2	$5.3	$7.3	$11.9	$12.6
2018E Revenue	$6.7	$2.8	$10.1	$13.3	$15.5	$18.7	$32.8

The implied enterprise values in the table above were adjusted for Transgenomic’s outstanding net debt of $7.7 million (estimated by Transgenomic to be outstanding at closing as of the date of Craig-Hallum’s opinion) and indicated the following implied equity value of Transgenomic as compared to Transgenomic’s stand-alone statistic:1

		Implied Equity Value of Transgenomic (millions)
	Transgenomic Only (millions)	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
LTM Revenue	$1.2	$(6.2)	$(5.1)	$(4.6)	$(3.5)	$(1.6)	$0.4
2017E Revenue	$2.4	$(6.0)	$(2.5)	$(2.4)	$(0.4)	$4.2	$4.9
2018E Revenue	$6.7	$(4.9)	$2.4	$5.6	$7.8	$11.0	$25.1

Comparable Public Company Analysis of Precipio

For Precipio, the comparable group consisted of five U.S. publicly traded companies in the diagnostic testing sector that have financial profiles deemed comparable to Precipio and have a focus on services or technologies designed to improve diagnostic testing efficiency and effectiveness (the “Precipio Comparable Group”). Based on these criteria, Craig-Hallum identified and analyzed the following selected companies:

•	Cancer Genetics, Inc.

•	Enzo Biochem Inc.

1 New table follows.

U.S. Securities and Exchange Commission

March 24, 2017

•	Genomic Health Inc.

•	Neogenomics Inc.

•	OpGen, Inc.

In all instances, multiples were based on closing stock prices on October 11, 2016. With respect to the Precipio Comparable Group table below, the information Craig-Hallum presented included the following valuation and operating data:

•	EV / LTM Revenue

•	EV / LTM EBITDA

•	EV / 2017E Revenue

•	EV / 2017E EBITDA

•	EV / 2018E Revenue

•	EV / 2018E EBITDA

	Precipio Comparable Group
	Minimum		25th Percentile		Median		Mean		75th Percentile		Maximum
EV / LTM Revenue(1)	1.3	x	2.1	x	3.1	x	3.5	x	4.3	x	6.7	x
EV / LTM EBITDA(1)(2)	27.4	x	27.4	x	27.4	x	27.4	x	27.4	x	27.4	x
EV / 2017E Revenue(3)	0.7	x	2.2	x	2.7	x	2.7	x	3.2	x	5.0	x
EV / 2017E EBITDA(2)(3)	14.3	x	25.8	x	37.4	x	37.4	x	49.0	x	60.6	x
EV / 2018E Revenue(3)	0.4	x	1.4	x	2.3	x	1.7	x	2.3	x	2.3	x
EV / 2018E EBITDA(2)(3)	11.1	x	16.0	x	21.0	x	21.0	x	25.9	x	30.9	x

(1)	LTM for the selected public company analysis is based on latest publicly reported financial results. For Precipio, LTM is as of June 30, 2016.

(2)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

(3)	Projected fiscal year 2017 and 2018 revenue and EBITDA for Precipio were based on projections by Precipio’s management. Projected fiscal year 2017 and 2018 revenue and EBITDA for the selected public companies were based on equity research analyst consensus estimates.

Based on the analysis above, Craig-Hallum then applied the range of Precipio Comparable Group trading multiples to the applicable revenue metrics of Precipio. The analysis indicated the following implied enterprise value of Precipio as compared to ~~Precio~~Precipio’s stand-alone statistic:

U.S. Securities and Exchange Commission

March 24, 2017

		Implied Enterprise Value of Precipio (millions)
	Precipio Only (millions)	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
LTM Revenue	$2.6	$3.3	$5.5	$8.2	$9.2	$11.2	$17.7
2017E Revenue	$5.5	$3.8	$11.9	$14.7	$15.1	$17.9	$27.4
2018E Revenue	$11.4	$4.7	$15.7	$26.6	$19.4	$26.7	$26.7

The implied enterprise values in the table above were adjusted for Precipio’s outstanding net debt of $1.1 million (estimated by Precipio to be outstanding at closing as of the date of Craig-Hallum’s opinion) and indicated the following implied equity value of Precipio as compared to Precipio’s stand-alone statistic: 2

		Implied Equity Value of Precipio (millions)
	Precipio Only (millions)	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
LTM Revenue	$2.6	$2.2	$4.4	$7.1	$8.0	$10.0	$16.5
2017E Revenue	$5.5	$2.7	$10.8	$13.5	$14.0	$16.7	$26.3
2018E Revenue	$11.4	$3.6	$14.6	$25.5	$18.2	$25.5	$25.6

Comparable M&A Transaction Analysis

Craig-Hallum performed a comparable M&A transaction analysis, which is designed to imply a value for a company based on publicly available financial terms of the selected transactions that share some characteristics with the merger. Craig-Hallum selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources. Craig-Hallum selected these transactions based on the following criteria:

•	transactions with a target company in the diagnostic testing sector with a focus on services and technologies that improve the diagnostic testing efficiency and effectiveness;

•	transactions announced since January 1, 2010;

•	transactions with an implied enterprise value less than $1.5 billion at the time of announcement; and

•	transactions with publicly available information regarding terms of the transaction.

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U.S. Securities and Exchange Commission

March 24, 2017

The group was comprised of the following transactions and is referred to in this proxy statement as the “Precedent Transaction Group:”

Buyer	Target
Myriad Genetics, Inc.	AssureRx Health, Inc.
Luminex Corporation	Nanosphere, Inc.
NeoGenomics Laboratories, Inc.	Clarient, Inc.
OpGen, Inc.	AdvanDx, Inc.
Opko Health, Inc.	Bio-Reference Laboratories Inc.
Neogenomics Inc.	Path Logic, Inc.
Myriad Genetics, Inc.	Crescendo Bioscience, Inc.
bioMérieux S.A.	Argene SA
Luminex Corporation	EraGen Biosciences, Inc.
GE Healthcare Limited	Clarient, Inc.

With respect to the Precedent Transaction Group, Craig-Hallum calculated the ratio of implied ~~EV~~enterprise value to historical revenue for the LTM. Craig-Hallum then compared the results of these calculations with similar calculations for each of Transgenomic and Precipio.

The selected transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of Transgenomic and Precipio were within the range of valuation multiples of the Precedent Transaction Group when comparing the ratio of the implied ~~EV~~enterprise value to the historical revenue for the LTM.

Results of Craig-Hallum’s analysis were presented for the Precedent Transaction Group, as shown in the following table:

	Precedent Transaction Group
	Minimum		25th Percentile		Median		Mean		75th Percentile		Maximum
Implied Enterprise Value (millions)	$1.0		$41.0		$176.0		$308.0		$374.0		$1,445.0
Implied Enterprise Value to LTM Revenue (1)	0.3	x	1.8	x	4.1	x	3.8	x	4.5	x	9.5	x

(1) LTM for the Precedent Transaction Group is based on latest publicly reported financial results. Based on the analysis above, Craig-Hallum then applied the range of the Precedent Transaction Group trading multiples to the applicable financial metrics of each of Transgenomic and Precipio. The analysis indicated the following implied enterprise value of each of Transgenomic and Precipio, respectively, as compared to such company’s stand-alone statistic:

U.S. Securities and Exchange Commission

March 24, 2017

			Implied Enterprise Value (millions)
	Stand-Alone Value (millions)	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Transgenomic LTM Revenue	$1.2	$0.4	$2.1	$5.0	$4.6	$5.4	$11.4
Precipio LTM Revenue	$2.6	$0.8	$4.6	$10.8	$10.0	$11.8	$24.8

The Transgenomic and Precipio implied enterprise values in the table above were adjusted for Transgenomic’s outstanding net debt of $7.7 million and Precipio’s outstanding net debt of $1.1 million, respectively, and indicated the following implied equity value of Transgenomic and Precipio as compared to their respective stand-alone statistic:3

			Implied Equity Value (millions)
	Stand-Alone Value (millions)	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Transgenomic LTM Revenue	$1.2	$(7.3)	$(5.6)	$(2.7)	$(3.1)	$(2.3)	$3.7
Precipio LTM Revenue	$2.6	$(0.3)	$3.5	$9.7	$8.9	$10.7	$23.7

No target company or transaction utilized in the comparable M&A transaction analysis is identical to Precipio or the merger. In evaluating the precedent transactions, Craig-Hallum made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Precipio, such as the impact of competition on the business of Precipio or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Precipio or the industry or in the financial markets in general.

Discounted Cash Flow Analyses

The discounted cash flow analysis is a widely used valuation methodology that relies upon numerous assumptions, including asset growth rates, earnings growth rates, discount rates, and terminal multiples, and the results of such methodology are highly dependent on these assumptions. The analysis does not purport to be indicative of the actual or expected implied enterprise values of each of Transgenomic and Precipio on a stand-alone or a pro forma combined basis. In addition, the analyses are based on internal financial projections of management of Transgenomic or Precipio, as applicable.

3 New table follows.

U.S. Securities and Exchange Commission

March 24, 2017

Discounted Cash Flow Analysis of Transgenomic

Craig-Hallum conducted an illustrative discounted cash flow analysis for Transgenomic on a stand-alone basis, which is designed to estimate the implied enterprise value of a company by calculating the present value of the estimated future unlevered free cash flows of the company. Craig-Hallum calculated a range of implied enterprise values for Transgenomic by estimating the present value of hypothetical projected cash flows through fiscal year 2020 using an assumed tax rate of 40.0%. The free cash flows for each year were calculated as follows: operating income less taxes plus depreciation and amortization, plus equity-based compensation, less capital expenditures, plus/less change in net working capital. The unlevered free cash flows of Transgenomic for fiscal year 2017 through fiscal year 2020 used by Craig-Hallum in its analysis were $(9.1 million), $(5.1 million), $(1.6 million) and $(0.5 million), respectively. The free cash flows were then discounted to present values as of January 1, 2017, using a range of terminal value multiples of 2.1x to 2.9x and a range of discount rates of 18.0% to 22.0% (such range was derived from an analysis of the estimated weighted average cost of capital using Transgenomic and the Transgenomic Comparable Group data, which was adjusted upward in Craig-Hallum’s professional judgment to account for inherent business risk relative to Transgenomic) to calculate a range of implied total enterprise values for Transgenomic. From this analysis, Craig-Hallum derived the following implied enterprise values of Transgenomic:

	Transgenomic
	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Enterprise Value (millions)	$(0.1)	$1.4	$2.9	$2.9	$4.5	$6.2

The implied enterprise values in the table above were adjusted for Transgenomic’s outstanding net debt of $7.7 million and indicated the following implied equity value of Transgenomic: 4

	Transgenomic
	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Equity Value (millions)	$(7.8)	$(6.3)	$(4.8)	$(4.8)	$(3.2)	$(1.5)

Discounted Cash Flow Analysis of Precipio

Craig-Hallum also conducted an illustrative discounted cash flow analysis for Precipio on a stand-alone basis. Craig-Hallum calculated a range of implied enterprise values for Precipio by estimating the present value of hypothetical projected cash flows through fiscal year 2020 using an assumed tax rate of 40.0%. The free cash flows for each year were calculated as follows: operating income less taxes plus depreciation and amortization, plus equity-based compensation, less capital expenditures, plus/less change in net working capital. The unlevered free cash flows of Precipio for fiscal year 2017 through fiscal year 2020 used by Craig-Hallum in its analysis were $(0.4 million), $0.7 million, $4.4 million and $15.8 million, respectively. The free cash flows were then discounted to present values as of January 1, 2017, using a range of terminal value multiples of 2.7x to 3.5x and a range of discount rates of 17.0% to 21.0% (such range was derived from an analysis of the estimated weighted average cost of capital using Precipio and the Precipio Comparable Group data, which was adjusted upward in Craig-Hallum’s professional judgment to account for inherent business risk relative to Precipio) to calculate a range of implied total enterprise values for Precipio. From this analysis, Craig-Hallum derived the following implied enterprise values of Precipio:

	Precipio
	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Enterprise Value (millions)	$90.3	$102.2	$109.2	$109.3	$116.8	$130.4

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March 24, 2017

The implied enterprise values in the table above were adjusted for Precipio’s outstanding net debt of $1.1 million and indicated the following implied equity value of Precipio: 5

	Precipio
	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Equity Value (millions)	$89.2	$101.1	$108.1	$108.2	$115.7	$129.3

Discounted Cash Flow Analysis of Combined Company

Finally, Craig-Hallum conducted an illustrative discounted cash flow analysis for Transgenomic and Precipio on a pro forma combined basis assuming completion of the merger (for purposes of this section of the proxy statement, the “Combined Company”) based on pro forma financials provided by Precipio management.6

	Pro-Forma Financials (millions)
	2017E	2018E	2019E	2020E

Services Revenue	$5.5	$11.4	$29.3	$63.7
COGS	$1.4	$3.1	$7.1	$14.4
Gross Profit	$4.1	$8.3	$22.3	$49.3

Technology Revenue	$4.8	$5.7	$6.9	$8.2
COGS	$2.6	$3.1	$3.6	$4.3
Gross Profit	$2.2	$2.6	$3.2	$3.9

Consolidated Results
Revenue	$10.3	$17.1	$36.2	$72.0
COGS	$4.0	$6.2	$10.7	$18.8
Gross Profit	$6.3	$10.9	$25.5	$53.2

SG&A	$6.4	$8.2	$12.3	$18.2

EBITDA	$0.3	$3.0	$13.3	$35.1

Craig-Hallum calculated a range of implied enterprise values for the Combined Company by estimating the present value of hypothetical projected cash flows through fiscal year 2020 using an assumed tax rate of 40.0%. The free cash flows for each year were calculated as follows: operating income less taxes plus depreciation and amortization, plus equity-based compensation, less capital expenditures, plus/less change in net working capital. The unlevered free cash flows of the Combined Company for fiscal year 2017 through fiscal year 2020 used by Craig-Hallum in its analysis were $(4.1 million), $(1.0 million), $3.7 million and $15.5 million, respectively. The free cash flows were then discounted to present values as of January 1, 2017, using a range of terminal value multiples of 2.5x to 3.3x (such range was derived from the weighted average terminal value multiples of each of Transgenomic and Precipio based on the exchange ratio) and a range of discount rates of 17.0% to 21.0% (such range was derived from the weighted average of the weighted average cost of capital of each of Transgenomic and Precipio based on the exchange ratio, which was adjusted upward in Craig-Hallum’s professional judgment to account for inherent business risk relative to each of Transgenomic and Precipio) to calculate a range of implied total enterprise values for the Combined Company. From this analysis, Craig-Hallum derived the following implied enterprise values of the Combined Company:

5 New table follows.

6 New table follows.

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March 24, 2017

	Combined Company
	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Enterprise Value (millions)	$89.3	$99.3	$110.0	$121.2	$116.8	$133.2

The implied enterprise values in the table above were adjusted for Transgenomics’ outstanding net debt of $7.7 million and Precipio’s outstanding net debt of $1.1 million, and indicated the following implied equity value of the Combined Company:7

	Combined Company
	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Implied Equity Value (millions)	$80.5	$90.5	$101.2	$112.4	$108.0	$124.4

Relative Contribution Analysis – Financial Forecasted Data

Craig-Hallum performed a relative contribution analysis of revenue and gross profit for each of Transgenomic and Precipio based on the forecasted financial data provided by Transgenomic management and their outside financial advisors and Precipio management, respectively. Craig-Hallum calculated the relative contribution percentage to the total combined revenue and gross profit. From this analysis, Craig-Hallum derived the following percentages:8

	Relative Contribution
	2017E	2018E	2019E	2020E	Median	Mean
Total Revenues
Precipio	69.6%	63.0%	73.0%	83.6%	71.3%	72.3%
Transgenomic	30.4%	37.0%	27.0%	16.4%	28.7%	27.7%

Gross Profit
Precipio	74.6%	65.2%	74.2%	84.1%	74.4%	74.5%
Transgenomic	25.4%	34.8%	25.8%	15.9%	25.6%	25.5%

~~Relative Contribution Analysis~~ Relative Contribution Analysis – Valuation Methodologies

Craig-Hallum performed a relative contribution analysis for Transgenomic and Precipio based on the valuation methodologies described above. In performing the relative contribution analysis, Craig-Hallum compared the range of stand-alone implied ~~enterprise~~equity values for each company derived from the minimum, 25th percentile, median, 75th percentile and maximum values calculated for each of the comparable public company, comparable M&A transaction and discounted cash flow analyses. Craig-Hallum then compared these ranges to generate the implied relative contribution for each company for each analysis. Craig-Hallum then compared the implied relative contribution ranges to the ownership percentages of the transaction consideration implied by the exchange ratio.

7 New table follows.

8 New table follows.

U.S. Securities and Exchange Commission

March 24, 2017

In the table below, the minimum implied relative contribution percentages for Transgenomic were calculated by dividing the Transgenomic minimum implied equity value from the applicable methodology table above by the aggregate minimum implied equity value for Transgenomic and Precipio for that same analysis. When the implied equity value for either Transgenomic or Precipio is negative, the implied relative contribution percentage for such company with a negative implied equity value is set to 0% and the other company’s corresponding implied relative contribution percentage is set to 100%. The 25th percentile implied relative contribution percentages for Transgenomic were calculated by dividing the Transgenomic 25th percentile implied equity value from the applicable methodology table above by the aggregate 25th percentile implied equity value for Transgenomic and Precipio for that same analysis. The median implied relative contribution percentages for Transgenomic were calculated by dividing the Transgenomic median implied equity value from the applicable methodology table above by the aggregate median implied equity value for Transgenomic and Precipio for that same analysis. The 75th percentile implied relative contribution percentages for Transgenomic were calculated by dividing the Transgenomic 75th percentile implied equity value from the applicable methodology table above by the aggregate 75th percentile implied equity value for Transgenomic and Precipio for that same analysis. The maximum implied relative contribution percentages for Transgenomic were calculated by dividing the Transgenomic maximum implied equity value from the applicable methodology table above by the aggregate maximum implied equity value for Transgenomic and Precipio for that same analysis. The implied relative contribution percentage calculations for Precipio were similarly calculated in the same manner as Transgenomic, except that the applicable Precipio implied equity value was divided by the aggregate corresponding implied equity value for Transgenomic and Precipio for each analysis.9

	Implied Relative Contribution (Equity Value)
	Transgenomic						Precipio
Methodology	Minimum (1)	25th Percentile (2)	Median (3)	75th Percentile (4)	Maximum (5)	Minimum (5)	25th Percentile (4)	Median (3)	75th Percentile (2)	Maximum (1)
Comparable Public Company (LTM)	0.0%	0.0%	0.0%	0.0%	2.1%	100.0%	100.0%	100.0%	100.0%	97.9%
Comparable Public Company (2017E)	0.0%	0.0%	0.0%	20.1%	15.7%	100.0%	100.0%	100.0%	79.9%	84.3%
Comparable Public Company (2018E)	0.0%	14.4%	18.0%	30.0%	49.5%	100.0%	85.6%	82.0%	70.0%	50.5%
Comparable M&A Transaction	NMF	0.0%	0.0%	0.0%	13.5%	NMF	100.0%	100.0%	100.0%	86.5%
Discounted Cash Flow	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Table Median	0.0%	0.0%	0.0%	0.0%	13.5%	100.0%	100.0%	100.0%	100.0%	86.5%

Table Mean	0.0%	2.9%	3.6%	10.0%	16.2%	100.0%	97.1%	96.4%	90.0%	83.8%
Ownership % Implied by Exchange Ratio			28.1%					71.9%

(1)	Based on the minimum implied equity value for Transgenomic relative to the minimum implied equity value for Precipio.
(2)	Based on the 25th percentile implied equity value for Transgenomic relative to the 25th percentile implied equity value for Precipio
(3)	Based on the median implied equity value for Transgenomic relative to the median implied equity value for Precipio
(4)	Based on the 75th percentile implied equity value for Transgenomic relative to the 75th percentile implied equity value for Precipio
(5)	Based on the maximum implied equity value for Transgenomic relative to the maximum implied equity value for Precipio

9 Revised table follows.

U.S. Securities and Exchange Commission

March 24, 2017

Support of the Opinion

The analyses described above supported the opinion that the exchange ratio is fair, from a financial point of view, to the holders of Transgenomic common stock for reasons including the following:

Comparable Public Company Analyses

The ownership percentage implied by the exchange ratio for Transgenomic of 28.1% was greater than the minimum, 25th percentile, median, 75th percentile, and maximum implied relative contribution equity value for LTM revenue of 0.0%, 0.0%, 0.0%, 0.0% and 2.1%, respectively for Transgenomic indicated by the comparable public company analysis.

The ownership percentage implied by the exchange ratio for Transgenomic of 28.1% was greater than the minimum, 25th percentile, median, 75th percentile, and maximum implied relative contribution equity value for 2017E revenue of 0.0%, 0.0%, 0.0%, 20.1% and 15.7%, respectively, for Transgenomic indicated by the comparable public company analysis.

The ownership percentage implied by the exchange ratio for Transgenomic of 28.1% was greater than the minimum, 25th percentile, and median implied relative contribution equity value for 2018E revenue of 0.0%, 14.4% and 18.0%, respectively, for Transgenomic indicated by the comparable public company analysis.

Comparable M&A Transaction Analysis

The ownership percentage implied by the exchange ratio for Transgenomic of 28.1% was greater than the 25th percentile, median, 75th percentile, and maximum implied relative contribution equity value of 0.0%, 0.0%, 0.0% and 13.5%, respectively, for Transgenomic indicated by the comparable M&A transaction analysis.

Discounted Cash Flow Analyses

The ownership percentage implied by the exchange ratio for Transgenomic of 28.1% was greater than the minimum, 25th percentile, median, 75th percentile, and maximum implied relative contribution equity value of 0.0%, 0.0%, 0.0%, 0.0% and 0.0%, respectively, for Transgenomic indicated by the discounted cash flow analysis.

The ownership percentage implied by the exchange ratio for Transgenomic of 28.1% was greater than the implied relative contribution equity value of 0.0% which was calculated by dividing the median implied equity value of Transgenomic standalone of ($4.8) million indicated by the Transgenomic discounted cash flow analysis by the median implied equity value of the combined company of $101.2 million indicated by the combined company discounted cash flow analysis. Since the standalone equity value was negative, the implied relative contribution equity value was set to 0.0%.

Relative Contribution Analysis

The ownership percentage implied by the exchange ratio for Transgenomic of 28.1% is greater than the Table Median of 0.0%, 0.0%, 0.0%, 0.0% and 13.5% and the Table Mean of 0.0%, 2.9%, 3.6%, 10.0% and 16.2%, respectively, for the minimum, 25th percentile, median, 75th percentile and maximum implied relative contribution equity values.